===============================================================================


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO

                                   FORM 10-SB

                                       ON

                                    FORM 10

                   General Form for Registration of Securities
                       Pursuant to Section 12(b) or (g) of
                       the Securities Exchange Act of 1934



                            ALTAIR INTERNATIONAL INC.
                  ---------------------------------------------
                  (Name of Small Business Issuer in its charter)




          PROVINCE OF
        ONTARIO, CANADA                                       NONE
  ----------------------------                         ------------------
  (State or other jurisdiction                         (I.R.S. Employer
       of incorporation                                Identification No.)
       or organization)



             1725 SHERIDAN AVENUE
                   SUITE 140
                 CODY, WYOMING                         82414
  ---------------------------------------      ---------------------
  (Address of principal executive offices)           (Zip Code)



                                 (307) 587-8245
                         ------------------------------
                         (Registrant's telephone number)

     Securities registered pursuant to Section 12(b) of the Act:



           Title of each class            Name of each exchange on which
           to be so registered            each class is to be registered
      -----------------------------     -----------------------------------
                   None                                   None
      -----------------------------     -----------------------------------


     Securities to be registered pursuant to Section 12(g) of the Act:

                           Common Stock, no par value
                           --------------------------
                                (Title of Class)

================================================================================
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                                TABLE OF CONTENTS


EXCHANGE RATE INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . . . . 1

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS  . . . . . . . . . . . . . . . 1

Item 1.   BUSINESS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

          Target Markets . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
          Technology and Proprietary Rights  . . . . . . . . . . . . . . . . . 4
          Competition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
          Plan of Operation  . . . . . . . . . . . . . . . . . . . . . . . . . 5
          Subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
          Recent Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . 8
          Government Regulation and Environmental Concerns . . . . . . . . . . 8
          Employees  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
          Glossary of Terms  . . . . . . . . . . . . . . . . . . . . . . . . . 9

Item 2.   FINANCIAL INFORMATION. . . . . . . . . . . . . . . . . . . . . . . .10

          Selected Financial Data. . . . . . . . . . . . . . . . . . . . . . .10
          Management's Discussion and Analysis of Financial Condition
           and Results of Operations . . . . . . . . . . . . . . . . . . . . .10

Item 3.   PROPERTIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . .12

Item 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT . . .13

Item 5.   DIRECTORS AND EXECUTIVE OFFICERS . . . . . . . . . . . . . . . . . .14

Item 6.   EXECUTIVE COMPENSATION . . . . . . . . . . . . . . . . . . . . . . .15

          Summary Compensation Table . . . . . . . . . . . . . . . . . . . . .15
          Option Grants in 1995  . . . . . . . . . . . . . . . . . . . . . . .16
          Options Exercised and Aggregate Remaining at Year-End  . . . . . . .16
          Compensation of Directors  . . . . . . . . . . . . . . . . . . . . .16
          Employment Agreements  . . . . . . . . . . . . . . . . . . . . . . .17
          Stock Option Plan  . . . . . . . . . . . . . . . . . . . . . . . . .17

Item 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS . . . . . . . . . . .18

Item 8.   LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . . . . . . . .18

Item 9.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
          AND RELATED STOCKHOLDER MATTERS. . . . . . . . . . . . . . . . . . .18

          Market Price . . . . . . . . . . . . . . . . . . . . . . . . . . . .18
          Dividends  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .19
          Restrictions on Transfer . . . . . . . . . . . . . . . . . . . . . .19
          Transfer Agent and Registrar . . . . . . . . . . . . . . . . . . . .20
          Taxation Considerations  . . . . . . . . . . . . . . . . . . . . . .20

Item 10. RECENT SALES OF UNREGISTERED SECURITIES . . . . . . . . . . . . . . .20

Item 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED . . . . . . .22


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Item 12. INDEMNIFICATION OF OFFICERS AND DIRECTORS . . . . . . . . . . . . . .24

Item 13. FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . . .24

Item 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS . . . . . . . . . . . .24

Item 15. FINANCIAL STATEMENTS AND EXHIBITS . . . . . . . . . . . . . . . . . .25

          (a)  List of Financial Statements  . . . . . . . . . . . . . . . . .25
          (b)  Exhibits  . . . . . . . . . . . . . . . . . . . . . . . . . . .25

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .26

INDEX TO FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . F-1

     Audited Financial Statements. . . . . . . . . . . . . . . . . . . . . . F-2
     Management Financial Statements . . . . . . . . . . . . . . . . . . . .F-25

INDEX TO EXHIBITS













                                      ii
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                            EXCHANGE RATE INFORMATION


     EXCEPT AS OTHERWISE INDICATED, ALL DOLLAR AMOUNTS HEREIN, INCLUDING AMOUNTS SET FORTH IN THE FINANCIAL STATEMENTS APPEARING ON PAGES F-1 TO F-32 HEREOF, ARE EXPRESSED IN CANADIAN DOLLARS. IN ADDITION, THE FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA, WHICH DIFFER IN CERTAIN RESPECTS FROM THOSE GENERALLY ACCEPTED IN THE UNITED STATES. SEE NOTE 11 TO THE MANAGEMENT FINANCIAL STATEMENTS WHICH APPEARS ON PAGE F-27 HEREOF.

     The following exchange rates represent the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The following table sets forth, for each of the years indicated, the period end exchange rate, the average exchange rate (i.e., the average of the exchange rates on the last day of each month during the period), and the high and low exchange rates of the Canadian dollar in exchange for U.S. currency for the years indicated below, based on the noon buying rates.


                               YEAR ENDED DECEMBER 31,
                     ------------------------------------------
                      1996*    1995   1994   1993   1992   1991
                     ------   -----  -----  -----  -----  -----
                           (US DOLLAR PER CANADIAN DOLLAR)

High ..............  .7513    .7527  .7632  .8046  .8757  .8926
Low ...............  .7235    .7023  .7103  .7439  .7761  .8587
Average ...........  .7319    .7305  .7299  .7729  .8235  .8726
Year End ..........  .7481    .7323  .7128  .7544  .7865  .8652

------------------
*  Data through November 15, 1996.



                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS


     This Form 10 includes forward-looking statements. All statements, other than statements of historical fact, included in this Form 10, including, without limitation, statements under "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Company's business strategy and plans and objectives of management of the Company for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in this Form 10, including, without limitation, in conjunction with the forward-looking statements included in this Form 10. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.

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ITEM 1.  BUSINESS.

     A glossary of technical terms used in the following description of the Company's business is set forth at the conclusion of this Item 1.

     Altair International Inc. (the "Company" or "Altair") was incorporated under the laws of the province of Ontario, Canada in April 1973 for the purpose of acquiring and developing mineral properties. Since 1994, the Company has increasingly shifted its emphasis from acquisition and development of mineral properties to the acquisition, development and testing of mineral processing equipment for use in the recovery of fine, heavy mineral particles, including gold and environmental contaminants. In furtherance of this purpose, the Company has recently acquired the rights to the Campbell Centrifugal Jig, through a merger involving the Company, Fine Gold Recovery Systems, Inc., a wholly owned subsidiary of the Company, and Trans Mar, Inc., a Washington corporation ("TMI"). See "--Recent Merger." The Campbell Centrifugal Jig (the "CJ") is a patented device capable of segregating and recovering extremely fine mineral particles or contaminants which are not presently commercially recoverable utilizing conventional techniques or processes. See "--Technology and Proprietary Rights."

     Management of the Company views the acquisition of TMI as strategically significant. As a result of the acquisition, the Company now owns patented technology believed to be state-of-the-art in the commercial recovery of extremely fine, heavy particulate matter. The acquisition has added to the Company's historical minerals acquisition and exploration operations an opportunity to become a developer of unique minerals processing technology.


     The CJ segregates particles based on differences in their specific gravity. Such technology may be categorized as a "gravity separation" process. Gravity separators are widely used in minerals beneficiation because of their relative simplicity, low cost of operation and ability to continuously treat large tonnage throughput. What makes the CJ unique, in management's opinion, is the ability to economically recover smaller particles than can be presently recovered by competing gravity technologies due to the fact that density variations are accentuated when particles are subjected to centrifugal force. While not yet confirmed through actual operations, the cost to manufacture and operate the CJ is expected to be substantially similar to the cost to manufacture and operate competing gravity separators which can only process particles larger than 100 mesh. In contrast, the Company's tests indicate that the CJ can process feeds as small as 400 mesh. See "--Competition." CJ testing to date has yielded product quality (grade and contaminates) equivalent to those technologies processing larger particles. See "--Target Markets."


     Several prototype and demonstration jigs have been built and tested by the Company and TMI. Continued field testing of the CJ is being undertaken to identify any design problems that may reside in the CJ technology, evaluate the CJ's ability to perform sustained operations, determine the potential for downtime during such operations and estimate the anticipated maintenance costs associated with continued operations. In addition, field testing is being carried out to improve operating design for specific applications. There can be no assurance that the testing program will be successful for all applications or that testing will demonstrate the CJ to be economically attractive to end users.


     Most recently, the Company has focused on testing of its Series 12 CJ, designed to be capable of processing 120 tons of solids per day. A demonstration unit of the Series 24 CJ, designed to be capable of processing 500 tons of solids per day, is currently in the final design stage and testing is planned for the first quarter of 1997. See "--Plan of Operation." The volume of solids per day that the Series 12 and Series 24 CJs are actually capable of processing has not yet been established through testing; however, the Company expects that planned testing over the next twelve months will confirm that the CJs can actually process the volumes they have been designed to process. Larger CJ units may be designed and, the Company believes, can be readily constructed. Also, multiple units may be used in series or parallel configurations to process high volume operations.


     Demonstration tests conducted by the Company and TMI suggest economic potential for the use of the CJ in a number of applications, including:

     -    Recovery of ultrafine gold from waste streams or former tailings

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     -    Recovery of zircon, rutile, leucoxene, and other valuable fractions from heavy minerals and operations, especially from finely sized waste piles
     -    Sulfur and ash removal from fine coal
     -    Recovery of iron ore fines from fine tailings
     - Concentration of heavy minerals, such as anatase, aparite, barite, cassiterite, chromite, columbite, industrial diamonds, fluorite, various garnets, monazite, tantalite and wolframite
     -    Remediation of nuclear waste

     The Company is a development stage firm and has been since its inception. The Company to date has derived no revenues from product sales or otherwise.

TARGET MARKETS


     The Company's present focus is on developing markets for the CJ that have the greatest near-term profit potential-- minerals recovery, coal washing and environmental remediation. In the minerals arena, the Company is seeking royalty or limited licensing agreements with mineral producers where there is potential for value added to the beneficiation process, especially heavy mineral sands and placer gold operations. Verification testing with the CJ is currently underway to evaluate the CJ's potential for recovery of zircon from heavy minerals sand dry mill tails in Florida and titanium dioxide (TiO2) from a pigment processing plant in the southern United States. Phase 1 and 2 trials conducted by the Company during 1996 have separated commercial grade zircon products while withdrawing a larger portion of zircon from the feed ore than other high volume processing equipment in use today. Tests on zircon/contaminate feeds conducted by the Company in 1996 have yielded greater than 90% zircon concentrates and recovered up to 75% of the zircon fed to the unit.
Comparisons of these results to existing commercial zircon spiral circuit results, must be qualified because the CJ results are based on a single pass through the unit while results from conventional circuits typically include processing through 6 or more successive banks of spirals. Without disclosure of proprietary spiral performance information, the Company believes the CJ's recovery rate is higher than other high volume processing equipment currently available, while delivering a commercial grade zircon product.



     At the pigment processing plant in the southern United States the CJ is being tested for installation into an intermediate step in the plant process in the function of a "scavenger circuit" designed to recover titanium dioxide and thereby mitigate losses. Preliminary testing results have yielded an upgraded titanium dioxide product which is suitable for reintroduction into the plant processing stream. There can be no assurance that testing will demonstrate the CJ to be economically attractive to end users. See "--Plan of Operation."


     Zircon is used primarily for foundry molds and in the manufacture of certain types of glass and ceramics. Titanium is used primarily as a basic component of paint. The Company believes the domestic and international markets for both of these products are significant and well established. Both are commodities traded in bulk, usually under long term contracts. There is also a market for "bag material," often traded as a spot-priced product. The U.S. Geologic Survey has reported that production of titanium dioxide in the United States during 1995 was approximately 1,280,000 metric tons, representing a market value of approximately $2.6 billion. The U.S. Geologic Survey does not report zirconium production for the United States, however, according to the 1993 Mineral Commodities Summaries prepared by the U.S. Department of the Interior, Bureau of Mines, consumption of zirconium in the United States during 1992 was approximately 75,000 metric tons, representing a market value of approximately $16.1 million.


     Additionally, the Company believes there are a number of proven mineral deposits in the United States which have not been developed because they have very fine particle sizes which current gravity separation technology cannot recover economically. The Company intends to acquire and process these deposits with the CJ, and believes that acquisition costs will be relatively low, as these deposits have limited value without an economical means to process them. To this end, the Company has recently leased approximately 2,000 acres of land containing fine heavy minerals in the eastern United States. The Company intends to use the CJ to extract the minerals from this site. The Company has previously processed heavy mineral sands similar in character to the deposits located on the Company's leased property, and believes the CJ is an appropriate technology for this site. Verification testing with the CJ at the site is planned to commence in the first half of 1997. Such testing is designed to evaluate the CJ's potential to recover the valuable heavy minerals contained in the leased property. There can be no assurance that testing will demonstrate the CJ to be able to economically process the fine heavy minerals at this site. See "--Plan of Operation." and "Item 3. Properties."



     The Company has commenced testing of the CJ to evaluate its ability to remove fine pyrite particles and ash from coal fines, creating a saleable product from material currently discharged as mine waste. Tests conducted during 1990 in Montana removed about 85% of the pyrite and about 50% of the ash from high sulphur coals. Based on these test results, the Company believes utilities in the eastern United States may be able to use the CJ to remove pyrite from high sulphur eastern coals, potentially reducing the need to incur the expense of transporting low-sulphur western coals. The cost of transporting coal from Wyoming coal mining areas to the midwestern United States typically comprises 75% of the cost of the delivered coal product. In addition, removal of ash from coal offers other benefits to utilities, as ash reduces the thermal value of coal and causes undesirable environmental impacts. Verification testing with the CJ to demonstrate its ability to remove fine pyrite particles and ash is currently underway at Southern Illinois University with the participation of the Company and a United States coal producer. The CJ has been installed and extensive testing will take place over the next several months. See "--Plan of Operation." There can be no assurance that testing will demonstrate the CJ to be economically attractive to end users.


     Testing of the CJ conducted under a grant from the U.S.Environmental Protection Agency at Montana College of Mineral Science and Technology during 1994 indicated that the CJ may be effective in removing heavy minerals from old mine and mill tailing sites. The 1994 tests indicated that the CJ removed approximately 64% of the fine pyrite contained in mill tailings in a single pass through the machine. Nearly 80% of the fine pyrite content of such tailings was removed in two passes through the machine. In 1995, the U.S. Department of Energy (the "D.O.E.") sponsored tests suggesting that the CJ may be capable of removing dense nuclear particles from radioactive waste. The tests conducted by the D.O.E. reported that the CJ was able to remove up to 54% of the contained nuclear contaminate in a single pass. Company management is currently exploring these potential environmental remediation applications.

TECHNOLOGY AND PROPRIETARY RIGHTS


     In operation, the CJ utilizes a combination of standard mechanical jig and centrifugal technologies. The CJ is a simple, yet sophisticated piece of equipment. Containing only one moving part, the CJ is relatively economical to manufacture and management believes production machines, if completed, will be capable of sustaining high reliability and low maintenance costs in a production environment. See "--Plan of Operation." Use of the CJ requires no chemical additives. The Series 12 CJ stands about six feet tall, requires floor space of about 25 square feet and weighs approximately 2,000 lbs. Recently constructed jigs are mounted on a metal frame along with jig auxiliary equipment--pulse water pump and tank and control panel--for transport by truck and rapid on-site installation.


     A conventional jig separates a slurry of mineral particles as it flows across the top of a screen. Water is periodically pulsed up through the screen to eliminate interparticle friction and allow differential settling according to the variations in the net specific gravities of the ore. Heavier minerals are allowed to pass downward through the screen while lighter materials flow across the screen to a discharge point. Basically, the CJ operates according to conventional jig principles except that the screen surface is cylindrical and is rotated to subject the particles to centrifugal forces. As currently designed, materials to be processed by the CJ are introduced into the top of the CJ in a slurry mix with water. The slurry is diffused across the top of the interior of a vertical cylindrical screen which is rotating. Water is pulsed through the screen allowing differential separation in the slurry material. Heavy particles pass through the screen, are collected, and exit the machine in a "concentrate" stream. Lighter particles flow down the screen interior, are collected and exit out the bottom of the machine in a separate "tails" stream.

     The Company does not intend to establish its own manufacturing facility. Management is considering options for manufacture of the CJ, including manufacturing under contract, exclusive licensing, or a joint venture. The arrangement could eventually include an exclusive license for manufacture, warehousing and distribution of spare parts, as well as maintenance and leasing of the CJ. Currently, the Company has entered into an agreement with Herboth's Machine Shop, a full service machine shop located in Marysville, California, to manufacture the initial production models of the CJ. Under the terms of the agreement, Herboth's has constructed two Series 12 CJs and is in the process of constructing two additional machines.

     Initial patents on the CJ have been issued in the United States, South Africa, United Kingdom, Australia, and Canada. A second patent has been issued with respect to a critical component of the CJ in the United States, Australia, Canada, Great Britain, General European, and South Africa. There are patents in process on the CJ in Germany, France, and Japan.

COMPETITION

     ALTERNATIVE TECHNOLOGIES. Minerals processing technologies are predicated on the physical and chemical characteristics of the materials being processed. Contrasts in size, specific gravity, hardness, magnetic susceptibility, and electrical conductivity are physical characteristics that the processor exploits to selectively extract and concentrate mineral constituents. Variations in chemical reactivity and molecular affinity are also used to selectively segregate feed components.

     The CJ competes in an arena in which particle specific gravity is the primary criteria for particle segregation and capture. Spirals and cones are mechanical gravity separation devices commercially used in the recovery of heavy minerals from sand-sized feeds and are most effective when feed sizes are larger than 100 mesh. Recovery efficiency falls dramatically, however, with smaller feeds. In contrast, the Company's tests indicate that the CJ will separate particles sized from 20 to 400 mesh.

     Froth floatation is a minerals beneficiation process used to selectively separate sulfide particles by introducing chemical agents which attach to certain sulfides; once attached, the sulfides are separated by floatation. This method may be effective on particles as small as 200 mesh. Froth floatation requires the use of chemical agents and does not separate particles based on density as does the CJ. Froth floatation applications are limited to certain sulfide particles, and will not work on a broad range of heavy minerals.

     Heavy media separation is a process in which a feed containing both dense and light particles is fed into a solution whose specific gravity is midway between the particles to be separated. The light particles float to the surface of the solution, while the heavy particles sink. Heavy media separation is used primarily in the removal of ash from coal and in small scale analytic laboratory applications. Its application elsewhere is limited because the process is time consuming where the media required is highly viscous. Also, the cost of the media may limit the commercial usefulness of this method.

     COMPETING PRODUCTS. The Company believes that the CJ currently has limited competition in the commercial segregation of dense particles contained in feeds between 100 and 400 mesh. A second centrifugal jig device, the Kelsey jig, has been developed in Australia subsequent to the invention of the CJ. The Kelsey machine is more complicated in design, which the Company believes makes it more expensive to manufacture, operate and maintain in a production environment. As of mid-1995, according to the Kelsey jig's manufacturer, Geologics Pty. Ltd., 36 Kelsey jigs were in service at 28 sites worldwide, including two machines at one site in the United States. In addition, there exists another device that separates dense particles from feeds sized between 50 and 400 mesh, the Knelsen Bowl. The Knelsen unit is a batch concentrator best suited to small volumes. Knelsen units have been installed in various mining applications, primarily gold, throughout the world.

     The Company is a small player in an industry comprised of major mining companies possessing tremendous capital resources. The Company is an insignificant competitive factor in the industry. There is no assurance that competitors, many of whom may have significant capital and resources, will not develop or are not now in the process of developing competitive equipment.

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PLAN OF OPERATION

     BUSINESS DEVELOPMENT. Testing conducted to date by the Company indicates the CJ may have economic potential in a wide variety of industries, and management believes the CJ can be used for finely sized heavy minerals recovery, coal cleaning and environmental remediation. See "--Target Markets". During the upcoming 12 months, the Company plans to continue developing these target markets, which may have near-term profit potential, through implementation of the following critical steps:

     (1) Continued field testing and demonstration of the CJ to improve operating design for specific applications. In addition, sustained operational testing is critical in determining if any material design problems reside in the CJ technology, if the CJ is capable of sustained operation with little downtime, and if its maintenance costs are low. See "--Research, Testing and Development."

     (2) Development of royalty, rental or limited licensing agreements with prospective industrial users and introduction of the Company's products into targeted markets.

     (3) Acquisition and development of undervalued proven mineral deposits for which the Company's patented technology may provide an economic means of recovery.


     The Company's market efforts in the near future will continue to be directed to opportunities within North America, with future expansion into foreign markets developing over time. Because the Company does not intend to engage in the actual manufacture of its own products, the Company does not expect to purchase any manufacturing facility or significant manufacturing equipment. Management does not anticipate that the number of Company employees will significantly increase until the Company has sufficient sales and business activity to warrant additional employees. Management hopes that circumstances will warrant the addition of as many as nine new employees during the next 12-month period. Such new employees would be primarily engineering and technical staff to support testing programs.


     RESEARCH, TESTING AND DEVELOPMENT. Field testing to date suggests that the CJ possesses the ability to process continuous tonnage throughput in several applications. The CJ has multiple operating parameters--primarily rotational speed, pulsing pressure, and screen characteristics--which must be adjusted to fit the processing requirements of the particular feed stream being treated. Management believes that more extensive testing is needed to identify the most efficient operating parameters for specifically identified applications. Further, demonstration of sustained operation is critical to marketing efforts. To this end, the Company has installed or is in the process of installing the CJ in several test sites. Specifically designed research, testing and development efforts planned for the upcoming twelve months include the following:


     (1) The Company plans continued testing of the Series 12 CJ currently installed at a large heavy minerals sand processor located in Northern Florida for recovery of zircon from dry mill tails. Future testing is designed to increase CJ processing capacity and improve other operating design parameters. Also, sustained operational testing is intended to determine whether the CJ is capable of sustained operations with little downtime. Access to the Florida test site is controlled by a large heavy minerals sand producer that supplies test materials for processing. On-site testing, which is expected to be completed during the first half of 1997, is being conducted by a single Company employee. In addition, two additional Company employees provide periodic testing analysis and engineering services at the site. A Series 12 CJ unit will also be used to perform testing for removal of titanium dioxide (TiO2) from the tails stream of a pigment processing plant located in Mississippi. TiO2 to be processed from the pigment plant is extremely finely sized (from less than 10 mesh to less than 400 mesh) and testing is required to determine amenability of the material to processing by the CJ.
          Testing of this application is being performed by Company personnel at sites controlled by the owner of the pigment plant. Completion of this testing is scheduled to occur during the first half of 1997.

     (2) A newly constructed Series 12 CJ has recently been installed at the Southern Illinois University high bay coal test facility to test the CJ's capability to remove of fine pyrite and ash from high sulfur coals. A large, respected coal producer is co-sponsoring this testing effort, which is being performed by two Southern Illinois University test facility employees with periodic reviews conducted by Company employees as required. Altair management has planned the testing procedure and monitors test performance. Completion of this testing is scheduled to occur during the first half of 1997.


     (3) The Company has commenced mineral deposit characterization studies at its eastern U.S. minerals resource property. These studies should be completed during the first quarter of 1997 at which time the Company intends to install a Series 12 CJ at the site to commence amenability testing. The Company's studies are being conducted by two independent consultants with periodic geologic characterization analysis provided by a Company employee. Altair plans to utilize a combination of Company employees and consultants for this testing. Amenability testing is scheduled to be completed during the first half of 1997.


     (4) The Company plans to establish a CJ testing facility near Reno, Nevada to test samples supplied by mineral companies and other geographically diverse users. Establishment of the test facility is planned for the first quarter of 1997.

     (5) Additional testing of fine gold recovery in placer operations is planned during 1997. The Company plans to use Company personnel, located at operating mine sites, to perform these tests.

     (6) The Company is currently in the final design stage of constructing a Series 24 CJ which the Company believes may be capable of more efficiently handling larger processing volumes than the smaller Series 12 CJ. The Company currently intends to retain Herboth's Machine Shop, the current manufacturer of the Series 12 CJ, to manufacture the Series 24 CJ; however, the Company has not entered into a formal manufacturing agreement. The Company presently anticipates that construction of the new CJ will be completed during the first half of 1997 and the Company plans to install and test the machine at one of its test sites.


     Provided that the planned testing over the next twelve months as described above is successful, the Company believes the CJ would be ready at that time for commercial use in applications involving the recovery of titanium, zircon and gold. While such capabilites of the CJ could then be "marketed," the Company expects that the CJ's multiple operating parameters would need to be adjusted to fit each particular customer's and application's requirements. In the event any of the foregoing tests are not successful, the Company expects that it would conduct additional testing, the nature of which would depend upon the results obtained in the above-described tests.


SUBSIDIARIES

     Altair International Inc.(1) was incorporated under the laws of the province of Ontario, Canada in April 1973. The Company currently has two wholly owned subsidiaries: (i) Fine Gold Recovery Systems, Inc. ("Fine Gold") and (ii) Mineral Recovery Systems, Inc., a Nevada corporation ("MRS").

     Fine Gold was acquired by the Company in April 1994. Fine Gold is a development stage company with no operating revenues earned and no operating expenses incurred. The Company's acquisition of TMI in February 1996 was effected by merging TMI with and into Fine Gold. See "--Recent Merger." Fine Gold also now includes the operations of a wholly owned subsidiary of the Company formerly known as Mineral Recovery Systems, Inc. which was merged with and into Fine Gold in June 1996. As discussed below, another wholly owned subsidiary

----------------------
(1) The Company was incorporated in April 1973 under the name Diversified Mines Limited which was subsequently changed to Tex-U.S. Oil & Gas Inc. in February 1981, then to Orex Resources Ltd. in November 1986, then to Carlin Gold
Company Inc. in July 1988, to Altair International Gold Inc. in March 1994, and to Altair International Inc. in November 1996.

of the Company formerly known as Carlin Gold Company is now operated under the name Mineral Recovery Systems, Inc. The Company intends that Fine Gold will hold and maintain CJ technology rights, including patents, and that Fine Gold will enter into a royalty arrangement to allow MRS to manufacture and commercially utilize the CJ.

     MRS(2) was incorporated by the Company in April 1987. MRS previously has been involved in the exploration for minerals and development of unpatented mining claims in Nevada, Oregon and California. All mining claims have now been abandoned. The Company currently intends that MRS will manufacture or arrange for the manufacture of the CJ for commercial sales, rental or royalty arrangements with end users. In addition the Company intends that MRS will lease or acquire and develop mineral properties, particularly properties that contain mineral resources that may be processed with the CJ.

RECENT MERGER

     The Company's recent acquisition of TMI was effected through a merger of TMI with and into Fine Gold (the "TMI Merger"). See "--Corporate Subsidiaries." The TMI Merger was effected pursuant to the terms and conditions of a Merger Agreement, dated as of February 8, 1996, entered into by and among the Company, Fine Gold and TMI (the "TMI Merger Agreement"), and approved by the shareholders of TMI at a special meeting of shareholders held on February 29, 1996.

      As a result of the TMI Merger: (i) TMI was merged with Fine Gold in accordance with the laws of the States of Washington and Nevada, with Fine Gold surviving as a wholly owned subsidiary of the Company; (ii) the Articles of Incorporation of Fine Gold became the Articles of Incorporation of the surviving corporation and the officers and directors of Fine Gold became the officers and directors of the surviving corporation, (iii) all outstanding options to purchase TMI stock were terminated and, in exchange therefor, the Company issued 580,000 Series E warrants, each entitling the holder thereof to purchase one share of the Common Stock, no par value, of the Company (the "Common Stock"), for $2.00 until January 31, 1997; (iv) all shares of the capital stock of TMI were converted into and exchanged for 1,919,957 shares of the Common Stock, which were issued and deposited into escrow pursuant to the terms of two escrow agreements. Of the 1,919,957 shares, 1,170,000 are to be released dependent upon Altair receiving revenues from the assets formerly held by TMI. The basis for share release is one share of Common Stock for each $1.80 in cash flow received by Altair, provided that no more than one-third of the original number of shares of Common Stock escrowed may be released in any one year over the first three years of the escrow. Shares of Common Stock still in escrow at the end of five years may be canceled by the Alberta Stock Exchange. The remaining 749,957 shares of Common Stock will be released from escrow to each former TMI shareholder at a rate equal to the greater of 15,000 shares or 5% of such shareholder's total escrowed holdings each calendar quarter. In addition, each former TMI shareholder or warrant holder is restricted from selling more than the greater of 15,000 shares or 10% of such holder's holdings in any calendar quarter.

     The holder of a Series E warrant is not entitled to any right or interest as a shareholder of the Company prior to exercise of the Series E warrant. The number of shares of Common Stock subject to each Series E warrant may be adjusted in the event the Company enters into certain extraordinary corporate transactions, on the terms and subject to the conditions described in the Series E warrant Certificates. All of the Series E warrants remained outstanding and unexercised as of July 31, 1996.

GOVERNMENT REGULATION AND ENVIRONMENTAL CONCERNS

     The Company's activities are subject to extensive federal, state and local laws and regulations controlling the exploration and mining of mineral properties as well as the processing and production of mineral products, and the possible effects of Company activities upon the environment. In addition, the Company's activities in the manufacture, development and testing of CJ equipment are also subject to extensive federal, state and local regulation. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation, and equipment manufacture and distribution. Environmental and other government regulations at the

----------------------
(2) MRS was formerly known as Carlin Gold Company. The name change was effective in June 1996.

federal, state and local level pertaining to the Company's business and properties may include: (1) surface impact, (2) water acquisition and discharge, (3) site access, (4) reclamation, (5) wildlife preservation, (6) licenses and permits, and (7) maintaining fees for unpatented mining claims.

     The Company is committed to complying with and, to its knowledge, is in compliance with all governmental regulations. The Company's primary product, the CJ, does not require the addition of chemicals in its processing of minerals. However, the Company cannot predict the extent to which future legislation and regulation could cause the Company to incur additional operating expenses, capital expenditures, and/or restrictions and delays in the development of the Company's products and properties, including those with respect to unpatented mining claims.

EMPLOYEES

     The business of the Company is currently managed by Dr. William P. Long, President and Chief Executive Officer of the Company, Mr. C. Patrick Costin, Vice President of the Company and President of MRS and Fine Gold, and Mr. Edward Dickinson, Director of Finance of MRS. In addition, MRS employs a senior process engineer, a technician and one part-time employee in an office management and administrative assistance capacity. There are no other employees of the Company or the Subsidiaries.

     Other than the employment agreements of Dr. Long and Mr. Costin described below, there are no employment agreements between the Company or its Subsidiaries and their respective executive officers. See "Item 6. Executive Compensation--Employment Agreements." The future success of the Company will depend, in part, on its ability to attract and retain highly qualified technical, marketing and management personnel. There is no assurance the Company will be successful in retaining or attracting highly qualified individuals in key positions.

GLOSSARY OF TERMS

     AMENABILITY means responsiveness of an ore deposit to processing.

     ASH means inorganic residue remaining after coal combustion. Ash is an undesirable component of coal because it reduces thermal value and produces a waste product after combustion.

     BENIFICIATE means to improve the grade of ore by processing.

     CENTRIFUGAL FORCE means the component of force on a body in curvilinear motion that is directed away from the axis of rotation.

     COAL FINES means finely pulverized coal particles which will pass through a 50 mesh screen.

     COAL WASHING means processing of pulverized coal to remove ash and pyrite.

     ENVIRONMENTAL REMEDIATION means removal of harmful mineral particles from a site previously altered by human activities.

     HEAVY MINERALS SANDS means beach or dune sands which contain a small fraction of heavy particles. Heavy mineral sands are commercially mined to produce titanium minerals and zircon.

     JIG means a device for concentrating minerals based on specific gravity and particle size.

     MESH means one of the openings or spaces in a screen. The value (size) of the mesh is given as the number of openings per linear inch.

     MILL means a building with machinery for processing ore. (Dry mill refers to heavy minerals sand processing of dry materials.)

     PLACER means deposits of sand, gravel and other detrital or residual material containing a valuable mineral which has accumulated through weathering and natural mechanical concentration processes.

     PYRITE means a yellowish-brown mineral sulfide containing iron and sulphur. Pyrite is an undesirable component of coal because sulphur dioxide gas is released when it is burned with coal.

     SPECIFIC GRAVITY means the ratio of the mass of a solid or liquid to the mass of an equal volume of water at a specified temperature.

     TAILS OR TAILINGS means those portions of washed ore that are regarded as too poor to be treated further, as distinguished from material (concentrates) that is to be smelted or otherwise utilized.

     THERMAL VALUE means a measure of the ability of a fuel (coal) to produce energy when ignited.


ITEM 2.  FINANCIAL INFORMATION

                             SELECTED FINANCIAL DATA

     The following table sets forth selected consolidated financial information with respect to the Company for the periods indicated. The data is derived from financial statements prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain respects from those in the United States. See Note 11 to the management financial statements included herein for certain reconciliations to accounting principles generally accepted in the United States ("US GAAP").
The selected financial data should be read in conjunction with " -- Management's Discussion and Analysis of Financial Condition and Results of Operation," and the consolidated financial statements and accompanying notes included herein. As discussed previously in Item 1, the Company's wholly-owned subsidiary, Fine Gold, acquired TMI in February 1996. This merger was treated as a purchase for accounting purposes. The following selected financial data was derived from the Consolidated Financial Statements of the Company, which were audited for the years 1992-1995 by McGovern, Hurley, Cunningham, independent chartered accountants.



                                                                YEAR ENDED DECEMBER 31,
                                          --------------------------------------------------------------
                                             1995         1994         1993         1992        1991
                                          ----------   ----------   ----------   ----------   ----------
STATEMENTS OF OPERATIONS:
  Revenues from Operations .............  $      -0-   $      -0-          -0-          -0-          -0-
  Administrative and General Expenses...     589,212      169,022      120,850      178,818      305,888
  Interest Income ......................       1,370        1,342        3,173          -0-          582
  Net Administrative Expenses ..........     587,842      167,680      117,677      178,818      305,306
  Write-Off of Mineral Properties and
    Related Exploration Expenditures ...      11,255      616,398      200,275      393,613       20,865
  Loss per Common Share ................       (0.09)       (0.17)       (0.08)       (0.15)       (0.09)
  Cash Dividends declared per Common
    Share ..............................         -0-          -0-          -0-          -0-          -0-

  Deficit, Beginning of Year ...........  $3,967,833   $3,183,755    2,865,803    2,288,818    1,992,687
  Net Administrative Expenses ..........     587,842      167,680      117,677      178,818      305,306
  Write-Off of Mineral Properties and
    Related Exploration Expenditures....      11,255      616,398      200,275      393,613       20,865
  Other Expense (Income)................         -0-          -0-          -0-        4,584      (30,040)
  Deficit, End of Year .................  $4,566,930   $3,967,833    3,183,755    2,865,803    2,288,818

BALANCE SHEET DATA:
  Working Capital.......................     429,682     (155,035)      28,591      175,323      (69,630)
  Total Assets .........................  $1,336,691   $  527,574      670,100      757,174      648,768
  Long-term Obligations ................         -0-          -0-          -0-          -0-          -0-
  Current Liabilities ..................     124,605      224,791      161,848       56,250       78,966
  Net Stockholders' Equity .............   1,212,086      302,783      508,252      700,924      569,802


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the consolidated financial statements and notes thereto.

OVERVIEW

     From inception through the end of 1993, the Company's business consisted principally of acquisition and development of mineral properties. During 1994, the Company's focus changed as it became primarily engaged in the acquisition, development and testing of mineral processing equipment for use in the recovery of fine, heavy mineral particles, including gold and environmental contaminants.

     On November 15, 1994, the Company executed an option agreement to acquire Trans Mar, Inc., a development stage enterprise which owned all patent rights to the CJ, an apparatus for the separation and recovery of fine, heavy mineral particles. The Company funded $373,955 of option-related costs during 1994 and 1995. Subsequently, during early 1996, the Company renegotiated the acquisition agreement and acquired all of the outstanding common stock of Trans Mar, Inc. The acquisition was accounted for as a purchase by the Company, which agreed to issue to Trans Mar's shareholders 1,920,000 shares of its common stock over a five-year period and 580,000 warrants entitling the holder to purchase one common share of Altair for $2.00 until January 31, 1997.

     The effective purchase price of Trans Mar, Inc. was $5,115,693. This consisted of $3,455,923 of stock issuance to Trans Mar shareholders (1,919,557 Altair shares with a deemed value of $1.80 per share) and the absorption of Trans Mar's assets and liabilities, with liabilities exceeding assets by $1,659,770 at February 29, 1996. The purchase price was allocated to centrifugal jig patents and development costs.

     Prior to 1994, the Company operated its minerals business as an exploration stage company, in that it intended to receive income from property sales, joint ventures, or other business arrangements with larger companies, rather than developing and placing its properties into production on its own. At present, there are no business arrangements or joint venture prospects involving the Company's properties, or potential property sales from which the Company expects to receive income. No royalty income has been received in the past by the Company.

RESULTS OF OPERATIONS

     YEARS ENDING DECEMBER 31, 1993, 1994, AND 1995

     The Company is a development stage firm and has earned no revenues to date. Net losses from operations totaled $599,097 ($0.09 per share) for the year ending December 31, 1995, $784,078 ($0.17 per share) for 1994, and $317,952 ($0.08 per share) for 1993. Principal factors contributing to the losses during these periods were absence of revenue, administrative and general ("G&A") expenses and the write-off of mineral exploration properties. G&A expenses increased from $117,677 during 1993 to $167,680 during 1994 and $587,842 during 1995, reflecting increasing expenditures starting in 1994 for acquiring, testing and developing the CJ and its potential applications. Similarly, write-offs of mineral properties reflect the Company's transition during the period from mineral property exploration to development of mineral property equipment.

     NINE MONTHS ENDING SEPTEMBER 30, 1996 AND 1995

     Operating losses before extraordinary items totaled $546,787 ($0.07 per share) during the nine months ending September 30, 1995 as compared to $1,106,954 ($0.10) for the same period ending 1996. Principal factors contributing to losses during the comparable periods were G&A expenses and write-offs of mineral properties and related exploration costs. Of the $1,106,954 of G&A expenses incurred during 1996, $340,736, representing 31% of the total G&A, was related to amortization of the Company's assets, as compared to $1,372 (less than 1% of total G&A) during the same period of 1995. Increases in 1995 amortization are due primarily to amortization of CJ patent and development costs acquired in the 1996 TMI merger. G&A expenses, exclusive of amortization, increased from $285,581 for the nine months ending September 30, 1995 to $766,218 in 1996 due to increased activity in testing and developing applications for the CJ.

     As a result of the Company's acquisition of TMI, Fine Gold assumed all of TMI's liabilities. During June 1996, Fine Gold entered into agreements extinguishing certain of the TMI accounts payable and notes payable at less than the book amounts of such debt. The net amount of such forgiveness of debt was $891,787 and resulted in an extraordinary gain of $0.08 per share for the nine months ending September 30, 1996.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its operations since inception primarily by the issuance of equity securities (Common Stock and warrants to purchase Common Stock) with aggregate net proceeds of $12,744,379. The Company received cash proceeds from the sale of Common Stock and the exercise of options and warrants to acquire Common Stock of $49,880 during 1993; $180,000 in 1994; $1,508,400 in
1995; and $3,509,363 during the first nine months of 1996.

     The Company has earned no revenues and has incurred recurring losses in operations. At September 30, 1996, the Company's accumulated deficit was $4,782,097. However, due to increasing proceeds from the issuance of common stock, the Company has significantly increased its operating capital and improved its financial condition and ability during the last three years. From a working capital deficit of $155,035 at year end 1994, the Company's working capital position was a positive $429,682 at year end 1995. This trend continued in 1996 as working capital at September 30, 1996, rose to $1,443,576 and the Company's cash position increased from $424,185 at December 31, 1995 to $2,267,808 at September 30, 1996.

     As of September 30, 1996, the Company had $2,267,808 in cash and short-term investments available to meet its near-term development and operating needs. In addition, the Company has issued and outstanding warrants to purchase shares of Common Stock at various prices, which expire at various dates through June 20, 1998. See "Item 11. Description of Registrant's Securities to Be Registered." Proceeds in the amount of $4,640,278 would be received by the Company pursuant to the exercise of warrants, if all outstanding warrants were exercised. If all outstanding warrants expiring prior to September 30, 1997 are exercised, the Company would receive $2,147,156 in proceeds. There can be no assurance, however, as to the number of warrants, if any, that may be exercised. The Company has not yet earned revenues, although revenue from the sale or rental of CJs now being fabricated is anticipated during the first half of 1997. This anticipation of revenues is based upon "proof of process" tests completed during the fourth quarter of 1996 which indicate the CJ's suitability in a titanium dioxide scavenger circuit of a pigment processing plant, and discussions which are currently underway with pigment plant management personnel regarding utilization of the CJ. See "Item 1. Plan of Operation -- Research, Testing and Development." There can be no assurance, however, that such discussions will result in an agreeement or generation of revenue.
While the Company hopes to derive additional liquidity from the exercise of warrants and revenue generated from the CJ, cash and short term investments on hand as of September 30, 1996 are expected to be adequate to continue current levels of testing and staffing through approximately September 30, 1997. If the Company is not successful in raising additional capital to fund its operations beyond September 30, 1997, product revenues would be required to fund the Company's operations beyond that date. There can be no assurance that the Company will be successful in its efforts to raise additional capital or that the Company would be able to generate product sales necessary to fund the Company's operations beyond September 30, 1997.

     While the Company has no definite plans to do so at this time, the Company is considering raising up to $5 million additional capital through private placements of its Common Stock sometime during the next six months. Such proceeds would allow the Company to expand and accelerate its activities to develop, test and market the CJ, and to invest in mineral properties suitable for development and processing with the CJ. The funds are expected to be targeted for specific testing efforts at several test sites, for development of commercial marketing opportunities and for the acquisition and development of proven mineral deposits. See "Item 1. Plan of Operation--Research, Testing and Development." While the Company believes that the additional funds necessary to continue the full scope of activities to develop and market its products for the next twelve months will be available, there can be no assurance that the Company's planned capital efforts will be successful.

ITEM 3.  PROPERTIES.

     The Company maintains a registered office at 67 Richmond Street West, Suite 500, Toronto, Ontario M5H 1Z5. In addition, the Company maintains an office at 1725 Sheridan Avenue, Suite 140, Cody, Wyoming 82414, which serves as the corporate headquarters for the Company and its Subsidiaries. Fine Gold and MRS maintain offices at 230 South Rock Boulevard, Suite 21, Reno, Nevada 89502. All three of these offices are leased from unrelated parties and are believed by management to be adequate for the Company's current needs. In the event that alternative or additional office space is required, the Company believes it will be readily available.

     The Company has leased approximately 2,000 acres of real property containing heavy minerals in the eastern United States, pursuant to leases entered into by MRS and multiple owners of the real property. The leases grant MRS certain exclusive rights, including the right to explore, test, mine, extract, process and sell any minerals or other materials found on the land, in exchange for the payment of certain production royalties to the lessors for minerals mined and sold from the property. The leases typically are for a minimum term of ten years, and may be extended indefinitely provided the Company is actively conducting exploration, development or mining operations. The leases are cancelable by MRS at any time, and are cancelable by the lessor in the event of MRS's breach of the terms of the lease.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     Following is information with respect to beneficial ownership of shares of the Common Stock as of November 30, 1996 by persons known to the Company to own more than 5% of the outstanding Common Stock, each of the Company's executive officers and directors, and by all officers and directors of the Company as a group. Unless otherwise indicated, each of the shareholders named in the table has sole voting and investment power with respect to the shares identified as beneficially owned. The Company is not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.


-------------------------------------------------------------------------------------
                                                         AMOUNT AND
                                                         NATURE OF
    TITLE OF       NAME AND ADDRESS OF                   BENEFICIAL        PERCENT
     CLASS          BENEFICIAL OWNER                    OWNERSHIP (1)    OF CLASS (2)
-------------------------------------------------------------------------------------
     Common    William P. Long                           2,152,304(3)        15%
                57 Sunset Rim
                Cody, Wyoming 82414

     Common    C. Patrick Costin                         1,025,833(4)         7%
                1850 Aquila Avenue
                Reno, Nevada 89509

     Common    James I. Golla                               22,000(5)         *
                829 Terlin Boulevard
                Mississauga, Ontario L5H 1T1

     Common    Christopher J. Proud
                7225 Woodbine Avenue, Suite 111
                Markham, Ontario L3K 1A3                         0            *

     Common    All Directors and Officers as a Group     3,200,137(6)        22%
                (4 persons)

--------------------
*    Represents less than 1% of the outstanding shares of Common Stock.

(1) Includes all shares issuable pursuant to the exercise or conversion of options and warrants that are exercisable within 60 days.
(2) Based on 14,396,159 shares outstanding as of November 30, 1996. Shares of Common Stock underlying options or other convertible securities are deemed to be outstanding for purposes of calculating the percentage ownership of the owner of such securities, but not for purposes of calculating any other person's percentage ownership.
(3) Includes 116,500 shares held in an irrevocable trust for the benefit of the children of Dr. Long. Dr. Long disclaims any beneficial interest in such 116,500 shares.
(4) Includes 617,500 shares held in escrow and to be released dependent upon net income adjusted for non-cash items ("Cash Flow"), as defined in the escrow agreement, generated by Fine Gold. The basis for share release is one share of Common Stock for $0.45 of Cash Flow. Shares still in escrow on April 21, 1999 are subject to cancellation by the Company. Mr. Costin is entitled to exercise all voting rights applicable to the escrowed shares. As of September 30, 1996, none of such shares had been released from escrow. See "Item 7. Certain Relationships and Related Transactions". The number of shares held by Mr. Costin also includes 185,000 shares subject to presently exercisable options granted to Mr. Costin pursuant to the Altair International Inc. Stock Option Plan (the "Option Plan").
(5) Includes 20,000 shares subject to presently exercisable options granted to Mr. Golla pursuant to the Option Plan.
(6) Includes 205,000 shares subject to presently exercisable options granted to officers and directors pursuant to the Option Plan.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS.

     The following table sets forth certain information regarding the executive officers and directors of the Company.

                                                                   HELD POSITION
NAME                                  OFFICE                            SINCE
-----------------------  --------------------------------------    -------------
William P. Long........  President, Chief Executive Officer and
                           Director                                     1988
C. Patrick Costin......  Vice President                                 1996
Christopher D. Proud...  Director                                       1990
James I. Golla.........  Secretary and Director                         1994

     The directors of the Company are elected at the annual meeting of shareholders of the Company. Each director of the Company holds office until his successor is elected and qualified or until his earlier death, resignation or removal. The executive officers of the Company serve at the discretion of the Company's Board of Directors. None of the foregoing officers and directors of the Company was selected pursuant to any arrangement or understanding between him and any other person.

     WILLIAM P. LONG, 49, has been the President, Chief Executive Officer and a director of the Company since 1988, and the Secretary and a director of Fine Gold since the Merger. Dr. Long also served as the Vice President of the wholly owned subsidiary of the Company formerly known as Mineral Recovery Systems, Inc. which was merged with and into Fine Gold in June 1996. Dr. Long has been an executive officer and director of Carlin Gold Company, now MRS, since its formation in April 1987. From 1987 to 1988, Dr. Long was a mineral and energy consultant, providing various services to clients in the mining and energy industries, including arranging precious metal property acquisitions, supervising mineral evaluations, and providing market analyses. From 1980 to 1986, Dr. Long served as the Executive Vice President and Chief Financial Officer of Thermal Exploration Company. From 1974 to 1980, Dr. Long was employed by Amax Exploration, Inc. in various capacities, including Systems Engineer, Business Analyst and Business Manager. Dr. Long is affiliated with the American Institute of Chemical Engineers and the American Institute of Mining Engineers. He obtained a bachelors degree in Chemical and Petroleum Refining Engineering and a Ph.D. in Mineral Economics from the Colorado School of Mines in 1969 and 1974, respectively.

     C. PATRICK COSTIN, 53, was appointed a Vice President of the Company in June 1996, and also currently serves as the President and a director of Fine Gold and MRS. Mr. Costin also served as the President of the wholly owned subsidiary of the Company formerly known as Mineral Recovery Systems, Inc. from March 1995 until its merger with and into Fine Gold in June 1996. Mr. Costin is the chief executive officer of Costin and Associates, a minerals consulting organization founded by Mr. Costin in 1992 which specializes in identification and evaluation of North American mine and mineral deposit acquisition opportunities. From 1982 to 1992, Mr. Costin served as the manager of U.S. exploration for Rio Algom Ltd. Mr. Costin's additional experience in the mining and minerals industry includes Senior Mineral Economist for the Stanford Research Institute from 1977 to 1982, Senior Geologist for Chevron Resources from 1975 to 1976, Senior Geologist for Newmont Mining Corporation of Canada from 1967 to 1975, and Geologist for United Keno Hill Mines Ltd. from 1965 to 1967. Mr. Costin obtained a bachelors degree in Geological Engineering and a masters degree in Minerals Economics from the Colorado School of Mines in 1965 and 1975, respectively. He is a member of the American Institute of Mining Engineers, and a member of the Colorado Mining Association, for which he served as director from 1987 to 1992.

     CHRISTOPHER D. PROUD, 50, has been a director of the Company since 1990. Mr. Proud is President of Proud Enterprises Inc., an Ontario corporation engaged in executive counseling and relocation services, which he founded in 1977. He is also currently Vice President of Belmont Rose Granite Corporation, an industrial minerals corporation located in Canada, and serves as a director of two publicly traded Canadian corporations, Garrison Gold Inc. and Canreos Mineral (1980) Ltd. Mr. Proud has been employed in the Canadian mining industry since 1967 in various capacities, including geology, engineering and production.

     JAMES I. GOLLA, 64, was appointed Secretary of the Company in November 1996 and has been a director of the Company since February, 1994. He also currently serves as a director of Nova Beaucage Resources Ltd., and Thornburg Capital Ltd. Mr. Golla has been a journalist with the Globe and Mail, a Toronto business newspaper, since 1954, specializing in business news for the past five years.

ITEM 6.  EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION TABLE

     The following table sets forth all annual and long-term compensation for services rendered in all capacities to the Company for the fiscal years ended December 31, 1995, 1994 and 1993 by William P. Long, the President of the Company. The Company had no other executive officers whose total salary and bonuses during the fiscal year ended December 31, 1995 exceeded $100,000.


                             Annual Compensation (1)                      Long Term Compensation
                      -----------------------------------  ------------------------------------------------
                                                                         Restricted
                                                Other      Securities    Shares or
            Fiscal                              Annual        Under      Restricted     LTIP      All Other
Name and     Year                              Compensa-     Options     Share Units   Payouts    Compensa-
 Title      Ended     Salary ($)(2)  Bonus ($)   tion      Granted (3)       ($)         ($)        tion
--------    -----     -------------  --------  ----------  -----------   -----------   -------    ---------

William      1995        91,200       9,120       -0-       166,000          -0-          -0-        -0-
P. Long      1994        91,200       9,120       -0-       221,000(4)       -0-          -0-        -0-
             1993        91,200       9,120       -0-       143,333(5)       -0-          -0-        -0-

_________________________

(1)  All compensation paid is stated in United States dollars.
(2) Bonus and salary amounts reflect amounts accrued and payable to Dr. Long for each fiscal year in accordance with the terms of his employment agreement with the Company. See "--Employment Agreements." Amounts actually paid to Dr. Long in fiscal years 1995, 1994 and 1993 were U.S. $110,000, U.S. $120,200 and U.S. $15,200, respectively. Such payments include payment of earned but unpaid salary and bonus for 1992 of U.S. $16,720. At December 31, 1995 U.S. $75,016 remained outstanding and payable to Dr. Long, including interest on unpaid bonuses ($2,736).
(3) Options to purchase shares of Common Stock granted pursuant to the Option Plan. See "--Stock Option Plan."
(4) These options were granted following the cancellation of the 143,333 options granted in 1993. The 1993 options were canceled and new options granted in 1994 in order that the exercise price of the options would more closely reflect the then-current market price of the Common Stock.
(5) These options were canceled by a resolution of the directors on August 1, 1994, which was subsequently approved by the shareholders of the Company on June 22, 1995.

OPTION GRANTS IN 1995

     The following table provides detailed information regarding options to purchase shares of Common Stock granted to Dr. Long during the year ended December 31, 1995:


                                           % of Total
                                             Options                  Market Value of
                            Securities      Granted to                   Securities
                              Under         Employees                    Underlying
                             Options       in Financial    Exercise     Options on the     Expiration Date
      Name                  Granted ($)        Year        Price ($)   Date of Grant ($)         (2)
----------------------      -----------    ------------    ---------   -----------------   ---------------
William P. Long,               166,000         44%            0.65           0.65(1)           11/13/00
President and Director

_________________________

(1) Reflects the closing price of the shares of Common Stock on November 13, 1995, as reported by the Alberta Stock Exchange.
(2) Unexercised options are subject to early expiration upon the termination of employment of the optionee with the Company or its affiliates and on the optionee's retirement or death.

OPTIONS EXERCISED AND AGGREGATE REMAINING AT YEAR-END

     The following table provides detailed information regarding options held by Dr. Long as of December 31, 1995. No options were exercised by Dr. Long during the year ended December 31, 1995.


                   Securities
                    Acquired        Aggregate
                       on             Value                                        Value of Unexercised In-the-
                    Exercise        Realized           Unexercised Options at            money Options at
      Name             ($)            ($)                December 31, 1995             December 31, 1995(1)
-----------------  -----------      --------       ----------------------------   ------------------------------
                                                   Exercisable    Unexercisable   Exercisable      Unexercisable
                                                       (#)             (#)            ($)                ($)
                                                   -----------    -------------   -----------      -------------
William P. Long,       -0-            -0-           221,000(2)         -0-          386,750              -0-
President and                                       166,000(3)         -0-          215,800              -0-
Director

_________________________

(1) The closing price of the Common Stock on December 31, 1995, as reported by The Alberta Stock Exchange was $1.95.
(2) Exercisable at $0.20 per share until 5:00 p.m. (Toronto time) on August 1, 1999.
(3) Exercisable at $0.65 per share until 5:00 p.m. (Toronto time) on November 13, 2000.


COMPENSATION OF DIRECTORS

      Directors who are not officers of the Company are not currently paid any fees for their services as directors. Directors who are not officers are entitled to receive compensation to the extent that they provide services to the Company at rates that would be charged by such directors for such services to arm's length parties. Christopher D. Proud, a director of the Company, was paid an aggregate of $20,000 in 1996 for management consulting services rendered to the Company during the period from April through August of 1996.

     Directors also have been and currently are entitled to participate in the Option Plan. See "--New Stock Option Plan." As of July 31, 1996, the Company had outstanding options to purchase 1,307,000 Common Shares pursuant to the Option Plan, 652,000 of which are held by directors of the Company.

EMPLOYMENT AGREEMENTS

     William P. Long, President of the Company, has entered into an employment agreement with the Company dated January 1, 1988, as amended June 30, 1990 and April 1, 1996 (the "Employment Agreement"). The 1990 and 1996 amendments have not been reflected in a written amendment to the Employment Agreement. Pursuant to the Employment Agreement, Dr. Long is paid a salary of $7,600 per month and an annual bonus, determined by the board of directors of the Company, of not less than 10% of Dr. Long's annual compensation. In the event of a takeover, merger or consolidation of the Company and provided that (i) the voting control of over 35% of the issued and outstanding Common Stock is acquired by an individual or group, and (ii) the Employment Agreement is terminated by the Company within 180 days before or one year thereafter, or by Dr. Long within one year thereafter, then Dr. Long shall be issued 200,000 shares of Common Stock.

     C. Patrick Costin, a Vice President of the Company and the President of Fine Gold, is employed by Fine Gold pursuant to the terms of an employment agreement entered into August 15, 1994. Unless sooner terminated in accordance with the terms of the agreement, the agreement will terminate on December 31, 1997. The agreement provides that Mr. Costin shall be paid a salary of at least $5,000 per month and may be entitled to bonuses as determined by the Board of Directors of Fine Gold.

STOCK OPTION PLAN

     In May 1996, the shareholders of the Company approved the adoption by the board of directors of a stock option plan (the "Option Plan") for directors, officers, employees and consultants of the Company, which replaced the stock option plan initially adopted in 1990 (the "1990 Option Plan"). The Option Plan will comply with revised rules and regulations of certain stock exchanges in Canada regarding share incentive arrangements. Options granted under the 1990 Option Plan remain outstanding under the Option Plan and form part of the shares of Common Stock reserved for issuance under the Option Plan. The purpose of the Option Plan is to attract, retain and motivate Company management, staff and consultants by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding five years. Other material aspects of the Option Plan are described below:

     - A total of 2,000,000 shares of Common Stock may be reserved for issue under the Option Plan;

     - Options granted under the Option Plan will terminate three months following the termination of an optionee's employment or, in the case of options granted to a director, three months following the optionee ceasing to be a director, unless the directors of the Company otherwise determine;

     - Options granted under the Option Plan will terminate one year following the death of an optionee;

     - The total number of shares of Common Stock which may be reserved for issuance to any one individual under the Option Plan shall not exceed 5% of the total number of issued and outstanding shares of Common Stock and the total number of shares which may be reserved for issuance to insiders under the Option Plan shall not exceed 10% of the total number of issued and outstanding shares of Common Stock;

     - Options may not be granted at prices that are less than the market price, where "market price" shall mean the most recent closing price of the shares on any exchange or over-the-counter market in Canada on which the shares of Common Stock are listed or quoted for unlisted trading privileges; and

     - Any extension of the terms of an option shall be subject to regulatory approval.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Included in accounts payable and accrued liabilities of the Company for fiscal years 1995 and 1994 are approximately $64,000 and $86,000, respectively, owing to Dr. William P. Long, the President of the Company. Such amounts represent accrued salary and bonuses payable to Dr. Long. No terms of repayment have been negotiated with respect to such amounts.

     In May 1994, the Company effected a private placement of 600,000 shares of Common Stock with William P. Long, President of the Company, for aggregate proceeds of $180,000. The private placement was approved by the shareholders of the Company at a special meeting of shareholders held June 22, 1995.

     Pursuant to an agreement dated April 21, 1994, the Company issued 750,000 shares of Common Stock, with a deemed value of $0.47 ($352,500) per share for all of the outstanding common shares of Fine Gold. Mr. Costin owned 95% of the Fine Gold common shares and, as a result, was issued 712,500 shares of Common Stock. Of the shares of Common Stock issued to Mr. Costin, 617,500 are held in escrow, to be released dependent upon cash flow generated by Fine Gold, pursuant to the terms of an escrow agreement among the Company, Equity Transfer Services, Inc., Thomas P. Campbell and Mr. Costin, dated June 1, 1994 (the "Fine Gold Escrow Agreement"). See "Item 4. Security Ownership of Certain Beneficial Owners and Management".

     During the 1995 fiscal year, the Company advanced to Dr. Long approximately $45,000, which does not bear interest and is not subject to a repayment schedule. This amount was paid to Dr. Long as an advance against expenses to be incurred by Dr. Long on behalf of the Company. As of July 1996, $23,000 of this amount remained outstanding. Other than the 1995 advance to Dr. Long, no officer or director of the Company, nor any associate thereof, has been indebted to the Company or its subsidiaries at any time during the last three years.


ITEM 8.  LEGAL PROCEEDINGS.


     The Company is from time to time involved in routine litigation incidental to the conduct of its business. Currently, the Company is not involved in any suit, action or other legal proceedings, nor is it aware of any threatened suit, action or other legal proceedings, which management believes will materially and adversely affect the business or operations of the Company or its subsidiaries.


ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET PRICE

     The Common Stock is publicly traded under the symbol "AIG" on the Alberta Stock Exchange (the "ASE"). The following tables set forth, on a quarterly basis, the high and low closing sales prices during the last two fiscal years and the first three quarters of 1996 for shares of the Common Stock on the ASE. All amounts are stated in Canadian dollars, the currency in which the prices are quoted.

                                               Low     High
                                              -----   ------
                   1994:
                        1st Quarter..........  .30     .72
                        2nd Quarter..........  .28     .75
                        3rd Quarter..........  .04     .28
                        4th Quarter..........  .07     .19

               1995:
                     1st Quarter...........     .10      .48
                     2nd Quarter...........    .195      .70
                     3rd Quarter...........     .42      .87
                     4th Quarter...........     .60     2.20
               1996:
                     1st Quarter...........    1.78     4.25
                     2nd Quarter...........    2.70     6.50
                     3rd Quarter...........    3.90     6.20


     In the United States, the shares of Common Stock are quoted under the symbol AIGDF on the over-the-counter Bulletin Board maintained by the National Association of Securities Dealers. The prices listed below are stated in U.S. dollars, the currency in which they are quoted, and represent the closing high and low bid prices for shares of the Common Stock on the over-the-counter Bulletin Board during the first three quarters of 1996. No information on bid prices for the Common Stock prior to such time is available. In addition, quotes for the first quarter of 1996 represent only trading from March 27 through March 29. The bid prices are market quotations based on interdealer bid prices, without markup, markdown or commission, and may not represent actual transactions.

                                               Low         High
                                              -----       -----
               1996:
               -----
                      1st Quarter...........  2.30         2.30
                      2nd Quarter........... 1.375        4.125
                      3rd Quarter...........  2.85        4.625


     As of November 30, 1996, there were 14,396,159 outstanding shares of Common Stock, held by 395 holders of record.


DIVIDENDS

     The Company has never declared or paid dividends on the Common Stock. Moreover, the Company currently intends to retain any future earnings for use in its business and, therefore, does not anticipate paying any dividends on the Common Stock in the foreseeable future.

RESTRICTIONS ON TRANSFER

     None of the shares of Common Stock or warrants to purchase shares of Common Stock issued by the Company have been registered under the Securities Act of 1933, as amended (the "Securities Act"). Accordingly, such shares and warrants constitute restricted securities and may not be resold or otherwise transferred in the United States unless they are registered under the Securities Act or an exemption from such registration is available. The Transfer Agent and Registrar for the Common Stock has been instructed that all shares sold by the Company in the United States must bear a legend advising the holder thereof of the foregoing restrictions. In addition, transfer of the shares of Common Stock in Canada are subject to Canadian provincial securities laws and exchange regulations, which may impose a holding period on shares of Common Stock acquired in certain private sales transactions.

     Certain shares of Common Stock are held in escrow in accordance with the terms and conditions of the TMI Merger and the Fine Gold Merger, and their transfer and release from escrow are subject to the terms of the escrow agreements governing such shares. See "Item 11. Description of Registrant's Securities to Be Registered." In addition, the TMI Merger Agreement imposes certain additional limitations on the transferability of shares of Common Stock received in the TMI Merger. The TMI Merger Agreement limits the number of such shares that may be transferred by any holder thereof in any calendar quarter for one year after the closing of the TMI Merger to the greater of (i) 15,000 shares or (ii) the sum of (a) 5% of the aggregate number of shares received by such holder in the TMI Merger plus 10% of the aggregate number of Warrant Shares (shares acquired upon exercise of the Series E warrants issued in the TMI Merger) then by held by such holder. Commencing one year from the closing of the TMI merger, the number of shares described in subsection (ii)(a) of the foregoing sentence shall be increased to 10%.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Equity Transfer Services, Inc., Suite 800, 120 Adelaide, Toronto, Ontario, M5H 3V1.

TAXATION CONSIDERATIONS

     Dividends paid on shares of Common Stock owned by non-residents of Canada are subject to Canadian withholding tax. The rate of withholding tax on dividends under the Income Tax Act (Canada) (the "Act") is 25%. However,
Article X of the reciprocal tax treaty between Canada and the United States of America (the "Treaty") generally limits the rate of withholding tax on dividends paid to United States residents to 15%. The Treaty further generally limits the rate of withholding tax to 5% (6% in 1996 only) if the beneficial owner of the dividends is a U.S. corporation which owns at least 10% of the voting shares of the Company.

     If the beneficial owner of the dividend carries on business in Canada through a permanent establishment in Canada, or performs in Canada independent personal services from a fixed base in Canada, and the shares of stock with respect to which the dividends are paid is effectively connected with such permanent establishment or fixed base, the dividends are taxable in Canada as business profits at rates which may exceed the 5% (6% in 1996 only) or 15% rates applicable to dividends that are not so connected with a Canadian permanent establishment or fixed base. Under the provisions of the Treaty, Canada is permitted to apply its domestic law rules for differentiating dividends from interest and other disbursements.

     A capital gain realized on the disposition of shares of Common Stock by a person resident in the United States ("a non-resident") will be subject to tax under the Act if the shares held by the non-resident are "taxable Canadian property." In general, shares of Common Stock will be taxable Canadian property if the particular non-resident used (or in the case of a non-resident insurer, used or held) the shares of Common Stock in carrying on business in Canada or, pursuant to proposed amendments to the Act, where at any time during the five-year period immediately preceding the realization of the gain, not less than 25% of the issued and outstanding shares of any class or series of shares of the Company were owned by the particular non-resident, by persons with whom the particular non-resident did not deal at arms' length, or by any combination thereof. If the shares of Common Stock constitute taxable Canadian property, relief nevertheless may be available under the Treaty. Under the Treaty, gains from the alienation of shares of Common Stock owned by a non-resident who has never been resident in Canada generally will be exempt from Canadian capital gains tax if the shares do not relate to a permanent establishment or fixed base which the non-resident has or had in Canada, and if not more than 50% of the value of the shares was derived from real property (which includes rights to explore for or to exploit mineral deposits) situated in Canada.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     Following is a summary of all securities of the Company sold within the past three years (since August 1, 1993) which were not registered under the Securities Act. Unless otherwise indicated, all amounts set forth below are stated in Canadian dollars. In addition, all share amounts have been adjusted to reflect the one-for-three reverse stock split of the Common Stock effected in March 1994.

     On October 6, 1993, the Company issued 16,666 shares to a U.S. investor in consideration of mineral property valued at $25,000. The transaction was effected in reliance upon the exemption for sales of securities not involving any public offering set forth in Section 4(2) of the Securities Act ("Section 4(2)").

     On January 31, 1994, the Company issued in two transactions, exempt from registration pursuant to Section 4(2), 16,667 shares of Common Stock and 66,666 shares of Common Stock in consideration of the forgiveness of U.S. $10,000 and $25,000, respectively, of certain obligations incurred by the Company in connection with the Company's acquisition of certain mineral rights. On May 25, 1994, the Company sold 600,000 shares of Common Stock to William P. Long, President of the Company, for cash consideration of $180,000 in a transaction exempt from registration pursuant to Section 4(2). See "Item 7. Certain Relationships and Related Transactions." On June 1, 1994, the Company acquired Fine Gold by issuing 750,000 shares of Common Stock to the two shareholders of Fine Gold in consideration for all of the outstanding shares of the common stock of Fine Gold, 650,000 of which are held in escrow, to be released dependent upon Cash Flow generated by Fine Gold. Of the 750,000 shares issued in the Fine Gold acquisition, 712,500 were issued to C. Patrick Costin, who is now an officer of the Company. See "Item 7. Certain Relationships and Related Transactions." The transaction was exempt from registration by virtue of Section 4(2).

     On March 14, 1995, the Company privately placed with two U.S. corporate investors an aggregate of 1,000,000 units, each consisting of one share of Common Stock and a Series A warrant to purchase one share of Common Stock, for cash consideration totaling $200,000. The Company issued an additional 500,000 shares on February 27, 1996 and 500,000 shares on February 29, 1996 to such investors upon the exercise of the Series A warrants and the payment of cash consideration of $100,000 on each of such dates. The transactions were exempt from registration by virtue of Section 4(2).

     On May 15, 1995, the Company privately placed 200,000 units, each consisting of one share of Common Stock and a Series B warrant to purchase one share of Common Stock, with one offshore corporate investor resident in Hong Kong, for cash consideration of $100,000. The Company issued an additional 100,000 shares of Common Stock on November 16, 1995 and 100,000 shares on April 19, 1996 to such investor upon the exercise of the Series B warrants and the payment of cash consideration of $60,000 and $75,000, respectively, on such dates. The transactions were effected pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act.

     On June 22, 1995, the Company privately placed with one U.S. investor 500,000 units, each consisting of one share of Common Stock and a Series C warrant to purchase one share of Common Stock, for cash consideration of $300,000. The Company issued an additional 250,000 shares of Common Stock on December 18, 1995 and 250,000 shares on June 19, 1996 pursuant to the exercise of Series C warrants and the payment of cash consideration of $175,000 and $200,000, respectively, on such dates. The transactions were exempt from registration pursuant to Section 4(2).

     On October 10, 1995, the Company privately placed with two U.S. investors, in transactions exempt from registration pursuant to Section 4(2), an aggregate of 1,000,000 units, each consisting of one share of Common Stock and a Series D warrant to purchase one share of Common Stock, for total cash consideration of $600,000. The Company has issued additional shares of Common Stock upon the exercise of Series D warrants and the payment of cash consideration as follows:
250,000 shares on each of February 16 and March 29, 1996 for a total of $375,000; 250,000 shares on April 22, 1996 for $225,000; and 83,333 shares on
June 5, 1996 for $75,000.

     On February 8, 1996, the Company entered into an agreement to acquire TMI (the "Merger Agreement"), which was approved by the shareholders of TMI on February 29, 1996, providing for the issuance of Common Stock and Series E warrants to purchase Common Stock in exchange for all of the outstanding shares of the common stock of TMI and the cancellation of outstanding options to purchase shares of the common stock of TMI. Pursuant to the Merger Agreement, the Company issued 1,920,000 shares of Common Stock to the 45 shareholders of TMI (10 of which were accredited investors) and issued 580,000 Series E warrants to purchase one share of Common Stock. The transaction was effected in reliance upon the exemption from registration provided by Section 4(2), based on a number of considerations, including the following.

     Each former shareholder of TMI received a proxy statement which contained, among other things, descriptions of (i) the business and management of Altair,
(ii) the shares of Common Stock to be issued in the TMI Merger, (iii) the terms and conditions of the TMI Merger Agreement, (iv) certain risk factors associated with the TMI Merger, (v) the reasons for and effects of the TMI Merger and the favorable recommendation of the Board of Directors regarding the TMI Merger,
(vi) the tax consequences of the TMI Merger, (vii) the restrictions on transferability of the shares of Common Stock to be received in the TMI Merger, including those imposed by securities laws, the escrow to which the shares would be subject and the additional sale restrictions imposed by the TMI Merger Agreement itself, and (viii) the dissenters' rights afforded to the shareholders by Washington law. Audited financial statements of Altair for the year ended December 31, 1995, a copy of the TMI Merger Agreement, and the Washington dissenters' rights provisions were included, among other things, as exhibits to the proxy statement. The former TMI Shareholders voted to approve the TMI Merger; none of the former TMI Shareholders exercised dissenters' rights.

     No general advertising or solicitation preceded the distribution of the Common Stock in the TMI Merger. Rather, the TMI Merger was a negotiated agreement which developed as a natural outgrowth of the pre-existing relationship between Altair and TMI. At the time the TMI Merger negotiations commenced, Altair was working with TMI on the development of the CJ pursuant to a license granted to Altair by TMI. It was this prior business relationship, rather than any general form of solicitation, that resulted in the TMI Merger.

     In connection with the TMI Merger, each former TMI shareholder was required to execute a subscription agreement and questionnaire, which solicited information as to each shareholder's status as an accredited investor and/or background, education and experience which would enable the shareholder individually, or with the assistance of a qualified purchaser representative, to effectively evaluate the merits and risks of acquiring shares of Common Stock in the TMI Merger. Each subscription agreement included customary representations and warranties regarding the shareholder's intent to acquire the shares of Common Stock as an investment, and covenants not to serve as a conduit for further distribution of the Common Stock.

     On March 27, 1996, the Company privately placed with one U.S. corporate accredited investor, 100,000 units, each consisting of one share of Common Stock and a Series F warrant to purchase one share of Common Stock, for total cash consideration of $350,000. To date, no additional shares of Common Stock have been issued pursuant to the exercise of Series F warrants. The transaction was effected in reliance upon the exemption from registration provided by Section 4(2).

     On June 27, 1996, the Company privately placed 60,000 units, each consisting of one share of Common Stock and a Series H warrant to purchase one share of Common Stock, with one non-U.S. investor resident in Bermuda, for cash consideration of $210,000 pursuant to Regulation S. Also on June 27, the Company privately placed with seven U.S. accredited investors, including the two owners of the U.S. corporate accredited investor that purchased shares of Common Stock in the March 27, 1996 placement, an aggregate of 494,027 units, each consisting of one share of Common Stock and a Series G warrant to purchase one share of Common Stock, for total cash consideration of $1,729,095. The placements were effected in reliance upon Section 4(2).


ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.


     The Company's Articles of Incorporation (the "Articles") authorize the issuance of an unlimited number of shares of Common Stock. As of November 30, 1996, there were 14,396,159 shares of Common Stock issued and outstanding and held by approximately 395 registered holders of the Company. Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by shareholders of the Company. The holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Company's Board of Directors in its discretion from funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably any assets available for distribution to shareholders. The shares of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are fully paid and nonassessable. Neither the Articles nor the Bylaws of the Company contains any provision that would delay, defer or prevent a change in control of the Company.

     Pursuant to the terms of the TMI Merger Agreement, all of the 1,919,957 shares of Common Stock issued in the TMI Merger were deposited into escrow (the "TMI Escrowed Shares"), and are governed by terms of two escrow agreements dated as of February 27, 1996 and February 29th, respectively, among the Company, Hage Corporate Services, Inc., and the former TMI shareholders (collectively, the "TMI Escrow Agreements"). Of such 1,919,957 TMI Escrowed Shares, 1,170,000 (the "Performance Shares") are to be released based on the revenues, if any, received by the Company from the assets formerly held by TMI. For each $1.80 in revenue received by Altair from such assets, one TMI Escrowed Share will be released; provided, however, that no more than one-third of the original number of TMI Escrowed Shares may be released in any one year during the first three years of the escrow. As of September 30, 1996, none of such 1,170,000 TMI Escrowed Shares had been released from escrow. The remaining 749,957 TMI Escrowed Shares (the "Principal Shares") will be released from escrow in increments of the greater of 15,000 shares or 5% of each former TMI shareholder's total escrowed holdings each calendar quarter. As of September 30, 1996, approximately 442,961 of such 749,957 Principal Shares had been released from escrow. Any TMI Escrowed Shares still held in escrow at the end of five years will be cancelled by the Company upon the instruction of the Alberta Stock Exchange.

     Holders of TMI Escrowed Shares are entitled to exercise all voting rights
associated with such shares.   Holders are entitled to receive any cash
dividends paid in respect of the Principal Shares, but are not entitled to receive cash dividends paid in respect of the Performance Shares. Shares of Common Stock distributed as dividends to Holders of the TMI Escrowed Shares are added to the TMI Escrowed Shares and governed by all of the terms and conditions of the TMI Escrow Agreement. Except as may be required by reason of the death or bankruptcy of a holder of TMI Escrowed Shares, holders may not sell, assign or otherwise transfer TMI Escrowed Shares without the prior written consent of the Alberta Stock Exchange and in accordance with all applicable U.S. and Canadian securities laws.

     The TMI Escrow Agreement also provides that the TMI Escrowed Shares secure certain indemnification obligations of TMI set forth in Article 4 of the TMI Merger Agreement. Accordingly, in the event that the Company or Fine Gold incurs any loss, claim, damage, expense or liability for which TMI has agreed to indemnify the Company or Fine Gold, all or a portion of the TMI Escrowed Shares may be sold to satisfy the amount of such indemnification obligations.

     In connection with the Company's acquisition of Fine Gold, the Company and the former shareholders of Fine Gold entered into the Fine Gold Escrow Agreement, pursuant to which 650,000 shares of Common Stock of Altair issued to the former shareholders of Fine Gold were deposited in escrow pursuant to the terms of the Fine Gold Escrow Agreement (the "Fine Gold Escrowed Shares"). The Fine Gold Escrow Agreement provides that one Fine Gold Escrowed Share may be released for each $0.45 of (i) cash flow (as defined therein) or (ii) certain expenditures incurred by Fine Gold to maintain its assets. As of September 30, 1996, no Fine Gold Escrowed Shares had been released from escrow. Other than as may be required by reason of the death or bankruptcy of a holder of Fine Gold Escrowed Shares, such shares may not be sold, assigned or otherwise transferred. Holders of Fine Gold Escrowed Shares are entitled to exercise all voting rights accorded to such shares, but do not receive dividends, if any, declared with respect to such shares.

     As of September 30, 1996, the Company had issued and outstanding options to acquire 1,307,000 shares of Common Stock issued pursuant to the Option Plan, and 1,399,272 warrants to purchase shares of Common Stock issued in five series. As of such date, there were outstanding 166,667 Series D warrants, 573,578 Series E warrants, 100,000 Series F warrants, 494,027 Series G warrants and 60,000 Series H warrants.

     Each Series D warrant outstanding as of September 30, 1996 entitled the holder thereof to purchase one share of Common Stock at a price of $0.90 per share until October 10, 1996. All such Series D warrants were exercised on such date. Each Series E warrant entitles the holder thereof to purchase one share of Common Stock at a price of $2.00 until March 1, 1997. Each Series F warrant entitles the holder thereof to purchase one share of Common Stock at a price of $7.00 until December 26, 1996 (the "Initial Exercise Period"); provided, however, that (i) only 50,000 of the Series F warrants may be exercised during the Initial Exercise Period and (ii) if the Common Stock trades at or in excess of $8.00 per share during the Initial Exercise Period, the exercise price shall be adjusted to $10.00 and the Initial Exercise Period shall terminate on the forty-fifth day following the date on which the Common Stock first trades at or in excess of $8.00. Thereafter, the Series F warrants may be exercised at a price of $10.00 from the date of termination of the Initial Exercise
Period until September 26, 1997 (the "Final Exercise Period"), provided, however, that (i) the number of Series F warrants exercised during the Final Exercise Period may not exceed the number of Series F warrants exercised during the Initial Exercise Period and (ii) if the Common Stock trades at or in excess of $11.00 per share during the Final Exercise Period, the Series F warrants shall expire and the Final Exercise Period shall terminate on the forty-fifth day following the date on which the Common Stock first trades at or in excess of $11.00. Each Series G warrant entitles the holder thereof to purchase one share of Common Stock at a price of $4.50 per share until June
26, 1998; provided, however, that if shares of Common Stock trade on the Alberta Stock Exchange at or in excess of $6.50 per share on five days prior to such date, the Series G warrants shall expire on the thirtieth day following the fifth day on which the Common Stock so trades at or in excess of $6.50. Each Series H warrant entitles the holder thereof to purchase one share of Common Stock at a price of $4.50 until December 26, 1997.

     Holders of Series E, F, G and H warrants are not entitled to any right or interest as a shareholder of the Company prior to exercise of such warrants.
The number of shares of Common Stock subject to such warrants may be adjusted in certain events, including, without limitation, distribution by the Company of shares, rights, options, warrants or other securities to holders of Common Stock, a capital reorganization of the Company, reclassification of the Common Stock, or a consolidation or merger of the Company with or into another entity.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Bylaws provide that every director and officer of the Company shall be indemnified by the Company against (i) any liability and all costs, charges and expenses that he or she may incur in respect of any action, suit or proceeding that is proposed or commenced against him or her for, or in respect of, anything the officer or director has done or permitted in respect of the execution of the duties of his or her office, and (ii) all other costs, charges and expenses that he or she sustains or incurs in respect of the affairs of the Company, except costs, charges or expenses that are occasioned by the director or officer's own willful neglect or default.

ITEM 13.  FINANCIAL STATEMENTS

     Please refer to the Consolidated Financial Statements and the index thereto which appear on pages F-1 to F-44 hereof.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  List of Financial Statements:

                                                                       PAGE NO.
                                                                       --------
    AUDITED FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . F-2

         Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . . F-3
         Consolidated Balance Sheets as at December 31, 1995 and 1994 . . . F-4 Consolidated Statements of Administrative Expenditures and
              Deficit for the years ended December 31, 1995 and 1994. . . . F-5
         Consolidated Statements of Changes in Financial Position for
              the years ended December 31, 1995 and 1994. . . . . . . . . . F-6
         Notes to the Consolidated Financial Statements . . . . . . . . . . F-7

         Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . . F-14
         Consolidated Balance Sheets as at December 31, 1994 and 1993 . . . F-15 Consolidated Statements of Administrative Expenditures and
              Deficit for the years ended December 31, 1994 and 1993. . . . F-16
         Consolidated Statements of Changes in Financial Position for
              the years ended December 31, 1994 and 1993. . . . . . . . . . F-17
         Notes to the Consolidated Financial Statements . . . . . . . . . . F-18

    MANAGEMENT FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . .F-25

         Consolidated Balance Sheets as at September 30, 1996, and
              December 31, 1995 and 1994. . . . . . . . . . . . . . . . . .F-26
         Consolidated Statements of Administrative Expenditures and
              Deficit for the nine-month periods ended September 30,
              1996 and 1995, and for the years ended December 31, 1995,
              1994 and 1993 . . . . . . . . . . . . . . . . . . . . . . . .F-27
         Consolidated Statements of Changes in Financial Position for
              the nine-month periods ended September 30, 1996 and 1995,
              and for the years ended December 31, 1995, 1994 and 1993. . .F-28
         Notes to the Consolidated Financial Statements . . . . . . . . . .F-29
         Proforma Combined Financial Information  . . . . . . . . . . . . .F-40
         Pro Forma Combined Statements of Income for Altair
              International Inc. and Trans Mar, Inc. for the year ended
              December 31, 1995 . . . . . . . . . . . . . . . . . . . . . .F-42
         Pro Forma Combined Statements of Income for Altair
              International Inc. and Trans Mar, Inc. for the nine months ended September 30, 1996. . . . . . . . . . . . . . . . . . .F-43
         Exhibit A to the Consolidated Financial Statements --
              Consolidated Statement of Cash Flows for the nine-month
              periods ended September 30, 1996 and 1995, and/or the years ended December 31, 1995, 1994 and 1993, prepared in
              accordance with U.S. GAAP . . . . . . . . . . . . . . . . . .F-44

          All financial statements, unless otherwise stated, are presented in accordance with generally accepted accounting principles applicable in Canada. See Note 11 to the Management Financial Statements for certain reconciliations to accounting principles generally accepted in the United States.

(b) Please refer to the Exhibits and the index thereto which appear immediately after page F-44.

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 10 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ALTAIR INTERNATIONAL INC.



                                       By: /s/ WILLIAM P. LONG
                                          ---------------------------------
                                          William P. Long, President

Date:     December 20, 1996

                          INDEX TO FINANCIAL STATEMENTS


(a)  List of Financial Statements:
                                                                       PAGE NO.
                                                                       --------
    AUDITED FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . F-2

         Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . . F-3
         Consolidated Balance Sheets as at December 31, 1995 and 1994 . . . F-4 Consolidated Statements of Administrative Expenditures and
              Deficit for the years ended December 31, 1995 and 1994. . . . F-5
         Consolidated Statements of Changes in Financial Position for
              the years ended December 31, 1995 and 1994. . . . . . . . . . F-6
         Notes to the Consolidated Financial Statements . . . . . . . . . . F-7

         Auditors' Report . . . . . . . . . . . . . . . . . . . . . . . . . F-14
         Consolidated Balance Sheets as at December 31, 1994 and 1993 . . . F-15 Consolidated Statements of Administrative Expenditures and
              Deficit for the years ended December 31, 1994 and 1993. . . . F-16
         Consolidated Statements of Changes in Financial Position for
              the years ended December 31, 1994 and 1993. . . . . . . . . . F-17
         Notes to the Consolidated Financial Statements . . . . . . . . . . F-18

    MANAGEMENT FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . .F-25

         Consolidated Balance Sheets as at September 30, 1996, and
              December 31, 1995 and 1994. . . . . . . . . . . . . . . . . .F-26
         Consolidated Statements of Administrative Expenditures and
              Deficit for the nine-month periods ended September 30,
              1996 and 1995, and for the years ended December 31, 1995,
              1994 and 1993 . . . . . . . . . . . . . . . . . . . . . . . .F-27
         Consolidated Statements of Changes in Financial Position for
              the nine-month periods ended September 30, 1996 and 1995,
              and for the years ended December 31, 1995, 1994 and 1993. . .F-28
         Notes to the Consolidated Financial Statements . . . . . . . . . .F-29
         Proforma Combined Financial Information  . . . . . . . . . . . . .F-40
         Pro Forma Combined Statements of Income for Altair
              International Inc. and Trans Mar, Inc. for the year ended
              December 31, 1995 . . . . . . . . . . . . . . . . . . . . . .F-42
         Pro Forma Combined Statements of Income for Altair
              International Inc. and Trans Mar, Inc. for the nine months ended September 30, 1996. . . . . . . . . . . . . . . . . . .F-43
         Exhibit A to the Consolidated Financial Statements --
              Consolidated Statement of Cash Flows for the nine-month
              periods ended September 30, 1996 and 1995, and/or the years ended December 31, 1995, 1994 and 1993, prepared in
              accordance with U.S. GAAP . . . . . . . . . . . . . . . . . .F-44

          All financial statements, unless otherwise stated, are presented in accordance with generally accepted accounting principles applicable in Canada. See Note 11 to the Management Financial Statements for certain reconciliations to accounting principles generally accepted in the United States.


(b) Please refer to the Exhibits and the index thereto which appear immediately after page F-44.

                   AUDITED FINANCIAL STATEMENTS

[LETTERHEAD]

                                   AUDITORS' REPORT


To the Directors of
Altair International Gold Inc.
(Carlin Gold Company Inc.)


We have audited the consolidated balance sheets of Altair International Gold Inc. (formerly Carlin Gold Company Inc.) as at December 31, 1995 and 1994 and the consolidated statements of administrative expenditures and deficit, and changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1995 and 1994 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles.


                                       MCGOVERN, HURLEY, CUNNINGHAM


                                       /s/ McGovern, Hurley Cunningham

                                       CHARTERED ACCOUNTANTS

NORTH YORK, Canada
January 15, 1996



COMMENTS BY THE AUDITORS FOR U.S. READERS ON
CANADA -- U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the directors dated January 15, 1996 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


North York, Canada
January 15, 1996

ALTAIR INTERNATIONAL GOLD INC.                                            PAGE 2
(FORMERLY CARLIN GOLD COMPANY INC.)
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 1995
-------------------------------------------------------------------------------
                                                         1995            1994
                                                           $               $
-------------------------------------------------------------------------------
                                        ASSETS

CURRENT
  Cash                                                 424,185          9,816
  Advances and accounts receivable (Note 6(b))         130,102         59,940
                                                    ----------     ----------
                                                       554,287         69,756

MINERAL PROPERTIES AND DEFERRED EXPLORATION
  EXPENDITURES (NOTE 2)                                   -                 1

CAPITAL
  Office equipment, net of accumulated
    amortization of $6,664 (1994; $3,167)               33,365          5,630

OTHER
  Option agreement costs (Note 3)                      373,955         82,247
  Centrifugal jig (Note 4(a))                          359,475        353,509
  Goodwill, net                                         15,609         16,431
                                                    ----------     ----------

                                                     1,336,691        527,574
                                                    ----------     ----------
                                                    ----------     ----------

                                     LIABILITIES

CURRENT
  Accounts payable and accrued liabilities
    (Note 6(b))                                        124,605        224,791
                                                    ----------     ----------

                                 SHAREHOLDERS' EQUITY

CAPITAL STOCK (NOTE 5)
  Issued
    8,497,849 Common shares                          5,779,016      4,270,616

DEFICIT                                             (4,566,930)    (3,967,833)
                                                    ----------     ----------

                                                     1,212,086        302,783
                                                    ----------     ----------

                                                     1,336,691        527,574
                                                    ----------     ----------

APPROVED ON BEHALF OF THE BOARD:

    "CHRISTOPHER I. PROUD"     , Director
-------------------------------

      "JAMES GOLLA"            , Director
-------------------------------

ALTAIR INTERNATIONAL GOLD INC.                                            PAGE 3
(FORMERLY CARLIN GOLD COMPANY INC.)
CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENDITURES AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 1995
-------------------------------------------------------------------------------
                                                         1995            1994
                                                           $               $
-------------------------------------------------------------------------------

ADMINISTRATIVE AND GENERAL EXPENSES
  General exploration                                  222,350           -
  Wages and administration                             141,494          3,402
  Professional fees                                     91,257         31,711
  General and office                                    29,379         20,781
  Public relations                                      28,812         21,148
  Financing fees                                        17,810           -
  Insurance                                             11,457          6,520
  Transfer agent's fees                                  9,378          7,991
  Loss on foreign exchange                               8,894          5,621
  Accounting and corporate services                      8,348          8,120
  Shareholders' meeting                                  6,946          9,768
  Stock exchange fees                                    5,091          3,100
  Government fees and taxes                              2,650          3,343
  Travel                                                 1,027           -
  Royalties                                               -            46,109
  Amortization                                           4,319          1,408
                                                    ----------     ----------

                                                       589,212        169,022

  Less: Interest Income                                  1,370          1,342
                                                    ----------     ----------

NET ADMINISTRATIVE EXPENSES                            587,842        167,680

DEFICIT, beginning of year                           3,967,833      3,183,755

Write-off of mineral properties and
  related exploration expenditures                      11,255        616,398
                                                    ----------     ----------

DEFICIT, end of year                                 4,566,930      3,967,833
                                                    ----------     ----------
                                                    ----------     ----------

Loss per share
  Basic (Note 7)                                        $(0.09)        $(0.17)
                                                        ------         ------
                                                        ------         ------

ALTAIR INTERNATIONAL GOLD INC.                                            PAGE 4
(FORMERLY CARLIN GOLD COMPANY INC.)
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 1995
-------------------------------------------------------------------------------
                                                         1995            1994
                                                           $               $
-------------------------------------------------------------------------------

CASH WAS PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net administrative expenses                           (587,842)      (167,680)
  Charges not involving cash:
    Amortization                                         4,319          1,408
                                                    ----------     ----------

                                                      (583,523)      (166,272)

Changes in noncash working capital balances:
  Decrease (increase) in advances and
    accounts receivable                                (70,162)         5,351
  Increase (decrease) in accounts payable             (100,186)        62,943
                                                    ----------     ----------
                                                      (170,348)        68,294
                                                    ----------     ----------

                                                      (753,871)       (97,978)
                                                    ----------     ----------

FINANCING ACTIVITIES
  Issuance of common shares for cash                 1,200,000        180,000
  Issuance of common shares for shares of
    subsidiary                                            -           352,500
  Issuance of common shares for royalties owed            -            46,109
  Exercise of stock options                             73,400           -
  Exercise of warrants                                 235,000           -
                                                    ----------     ----------
                                                     1,508,400        578,609
                                                    ----------     ----------

INVESTING ACTIVITIES:
  Mineral properties and deferred exploration
    expenditures                                       (11,255)      (144,625)
  Purchase of capital assets                           (31,232)          -
  Centrifugal jig                                       (5,965)      (353,509)
  Goodwill                                                -           (16,431)
  Option agreement costs                              (291,708)       (81,398)
                                                    ----------     ----------

                                                      (340,160)      (595,963)

Increase (decrease) in cash                            414,369       (115,332)

Cash, beginning of year                                  9,816        125,148
                                                    ----------     ----------

Cash, end of year                                      424,185          9,816
                                                    ----------     ----------

ALTAIR INTERNATIONAL GOLD INC.                                            PAGE 5
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995
--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES

    Consolidation:
       The financial statements include the accounts of the company and its wholly owned subsidiaries, Carlin Gold Company, Fine Gold Recovery Systems, Inc., Mineral Recovery Systems, Inc. and 660250 Ontario Limited.

     Nature of Operations and Going Concern Considerations:
       The company and its subsidiaries are engaged in the business of acquiring, developing and testing mineral processing equipment for use in the recovery of fine, heavy mineral particles, including gold and environmental contaminants. The company and its subsidiaries are also in the process of exploring mineral properties. The recovery of the amounts shown for the centrifugal jig and option agreement costs is dependent upon the confirmation of the company's interest in the centrifugal jig, the ability of the company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production.

     Mineral Properties:
       Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

       Exploration expenses relating to mineral properties are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

       The cost of the mineral properties abandoned or sold and the deferred exploration costs relating to properties abandoned or sold are charged to operations in the current year.

     Administrative Expenditures:
       Administrative expenditures are charged to operations as incurred.

     Capital Assets and Amortization:
       Office equipment is stated at acquisition cost. Amortization is provided on the diminishing balance basis at 20% per annum.


                                                                    Continued...

ALTAIR INTERNATIONAL GOLD INC.                                            PAGE 6
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995
--------------------------------------------------------------------------------

1.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

     Goodwill
       Goodwill is the excess of the cost of investment in subsidiaries over the estimated fair value of net assets acquired and is amortized on a straight-line basis over 20 years.

     Translation of Foreign Currency:
       The accounts of the U.S. subsidiaries are translated using the temporal method, under which monetary assets and liabilities are translated at the rate of exchange prevailing at the year end; capital assets are translated at the rates prevailing at the acquisition dates; and, revenue and expenses at average rates of exchange during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in the consolidated statement of administrative expenditures and deficit.

     Transactions Involving Non-Cash Consideration:
       When exchanging its shares of common stock for non-cash consideration, the company values its exchanged shares at contemporaneous trade prices on the Alberta Stock Exchange, with larger transactions subject to arm's length discounting in order to arrive at fair market value.


2.   MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

     NEAWANGANK LAKE

     The company holds a 100% interest in 17 unpatented claims in the Patricia Portion, District of Kenora, Ontario, Canada subject to the reservation of a 10% net profit interest. The company has the option to purchase the 10% net profit interest for the issuance of 100,000 common shares. During the year the claims were written off.

3.   OPTION AGREEMENT COSTS

     Pursuant to an option agreement dated November 15, 1994, the company has the option to acquire all of the shares of Trans Mar, Inc., a Washington corporation (see Note 9). Trans Mar, Inc. is the owner of all patent and other rights relating to the Campbell Centrifugal Jig (CCJ).

     Total consideration for the option is as follows:

     a)   U.S. $25,000 on signing of agreement (paid).

     b)   U.S. $25,000 six months after signing the agreement (paid).

     c) U.S. $15,000 per month commencing March 1, 1995 continuing until the exercise or termination of the option.

     The option is exercisable at any time prior to April 1, 1996 at which time the option expires.


                                                                    Continued...

ALTAIR INTERNATIONAL GOLD INC.                                            PAGE 7
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995
--------------------------------------------------------------------------------

3.   OPTION AGREEMENT COSTS (Continued)

     The exercise price is U.S.$7,000,000 payable in quarterly instalments to October 1, 1999. The exercise price can be satisfied by a combination of cash and/or common shares of the company.

     In the event that the company elects to exercise the option, commencing on April 1, 1998, the company is obligated to pay a gross revenue payment equal to 2.5% of the aggregate gross revenues to a maximum of U.S.$13,000,000.

     As a condition to the exercise of the option, the company is also obligated to expend U.S.$600,000 on the development and marketing of the CCJ prior to April 1, 1996. The U.S.$15,000 monthly payments will be credited against this obligation. The company has paid U.S.$268,898 to Trans Mar, Inc. in accordance with the agreement. The company is in compliance with all the terms of the definitive option agreement as of December 31, 1995. (See Note 9).

4.   ACQUISITIONS

     (a)  FINE GOLD RECOVERY SYSTEMS, INC. (FINE GOLD)
          Pursuant to an agreement dated April 21, 1994 the company issued 750,000 common shares, with a deemed value of $0.47 ($352,000) per share for all of the outstanding common shares of Fine Gold, a corporation incorporated in the State of Nevada and involved in the development of a "Centrifugal Jig"; an apparatus designed to recover the fine gold from mineral properties. As at December 31, 1995, Fine Gold was still in the development stage in that no operating revenues have been earned and no operating expenses have been incurred. Costs relating to the development of the centrifugal jig have been capitalized. (See Note 3).


                                                                    Continued...

ALTAIR INTERNATIONAL GOLD INC.                                            PAGE 8
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995
--------------------------------------------------------------------------------

5.   CAPITAL STOCK

     The capital stock is as follows:

     Authorized
       Unlimited common shares
     Issued
     8,497,849 common shares                                        $5,779,016
                                                                    ----------
                                                                    ----------

     Transaction during the year are as follows:
                                                       Shares           Amount

       Balance, December 31, 1994                     5,200,849     $4,270,616

       Common shares issued for cash                  2,700,000      1,200,000

       Exercise of stock options                        247,000         73,400

       Exercise of warrants                             350,000        235,000
                                                     ----------     ----------

       Balance, December 31, 1995                     8,497,849     $5,779,016
                                                     ----------     ----------
                                                     ----------     ----------

     STOCK OPTIONS

     As at December 31, 1995, 677,000 common shares are reserved for issuance to directors, officers and employees under the company's stock option plan. The exercise price and expiry dates of options outstanding as of December 31, 1995 are as follows:


                Number
                of Shares          Price          Expiry Date
                ---------          -----          -----------
                  271,000          $0.20          August 1, 1999
                  110,000           0.60          August 8, 1998
                  166,000           0.65          November 13, 2000
                   30,000           0.50          March 30, 2000
                  100,000           0.50          March 28, 2000


                                                                    Continued...

ALTAIR INTERNATIONAL GOLD INC.                                            PAGE 9
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995
--------------------------------------------------------------------------------
5.   CAPITAL STOCK (Continued)

     WARRANTS
     i)   Series A
            Issued                                1,000,000

          Pursuant to a subscription agreement, the company issued 1,000,000 units at $0.20 per unit for total proceeds of $200,000. Each unit consists of one common share and one Series A share purchase warrant. Each Series A share purchase warrant entitles the holder to purchase one common share at $0.20 per share to March 14, 1996.

     ii)  Series B
            Issued                                100,000

          Pursuant to a subscription agreement, the company issued 200,000 units at $0.50 per unit for total proceeds of $100,000. Each unit consists of a common share and one Series B share purchase warrant. Each Series B share purchase warrant entitles the holder to purchase one common share at a price of $0.60 per share to November 15, 1995 provided that only 50% of the warrants may be exercised during the initial period, and at a price of $0.75 per share to May 15, 1996 provided that the number of warrants that may be exercised after November 15, 1995 may not exceed the number of warrants exercised prior to November 15, 1995.

          Prior to November 15, 1995, 100,000 warrants were exercised for total proceeds of $60,000.

     iii) Series C
            Issued                                250,000

          Pursuant to a subscription agreement, the company issued 500,000 units at $0.60 per unit for total proceeds of $300,000. Each unit consists of a common share and one Series C share purchase warrant. Each Series C share purchase warrant entitles the holder to purchase one common share at a price of $0.70 per share to December 21, 1995 provided that only 50% of the warrants may be exercised during the initial period, and at a price of $0.80 per share to June 22, 1996 provided that the number of warrants that may be exercised after December 22, 1995 may not exceed the number of warrants exercised prior to December 22, 1995.

          Prior to December 22, 1995, 250,000 warrants were exercised for total proceeds of $175,000.


                                                                    Continued...

ALTAIR INTERNATIONAL GOLD INC.                                           PAGE 10
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995
--------------------------------------------------------------------------------

5.   CAPITAL STOCK (Continued)

     iv)  Series D
            Issued                                1,000,000

          Pursuant to a subscription agreement, the company issued 1,000,000 units at $0.60 per unit for total proceeds of $600,000. Each unit consists of a common share and one Series D share purchase warrant. Each Series D share purchase warrant entitles the holder to purchase one common share at a price of $0.75 per share to April 10, 1996 provided that only 50% of the warrants may be exercised during the initial period, and at a price of $0.90 per share to October 10, 1996 provided that the number of warrants that may be exercised after April 10, 1996 may not exceed the number of warrants exercised prior to April 10, 1996.

6.   RELATED PARTY TRANSACTIONS

     Pursuant to an employment agreement dated January 1, 1988 and as amended June 30, 1990 the company hired the current president in accordance with the following terms:

       A minimum monthly salary of U.S.$7,600 and an annual bonus to be determined by the Board of Directors of not less than 10% of the annual compensation.

       In the event of a takeover, merger or consolidation and if the voting control of over 35% of the issued stock is acquired by an individual or a group of individuals and this agreement is terminated by the company within 180 days before or one year thereafter, or by the president one year thereafter, then the president shall be paid U.S.$250,000 and given 200,000 shares of the company's common stock.

     Included in accounts payable and accrued liabilities is U.S.$64,384 (1994; U.S.$85,843) owing to the president. Included in advances and accounts receivable is U.S.$45,000 (1994; $Nil) owing from the president.


                                                                    Continued...

ALTAIR INTERNATIONAL GOLD INC.                                           PAGE 11
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995
--------------------------------------------------------------------------------

7.   LOSS PER SHARE

     The existence of stock options affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, the fully diluted loss per share has not been calculated.

8.   INCOME TAXES

     As at December 31, 1995, the company has approximate non-capital losses carried forward for income tax purposes which are available to reduce certain future year's income for tax purposes as follows:

                    1996                  $ 53,000
                    1997                    76,000
                    1998                   138,000
                    1999                    93,000
                    2000                    44,000
                    2001                    54,000
                    2002                    76,000
                                          --------

                                          $534,000
                                          --------
                                          --------

9.   SUBSEQUENT EVENT

     Subsequent to the year end, the company reached an agreement in principle to acquire 100% of the issued and outstanding common shares of Trans Mar, Inc. (TMI) as referred to in Note 3, for total consideration of 1,920,000 common shares with a deemed value of $1.80 per share ($3,456,000) and 580,000 share purchase warrants. Each share purchase warrant will entitle the holder to purchase one common share at $2.00 per share to January 31, 1997.

     The vendors of TMI have agreed to warrant in the definitive agreement that TMI has no short-term debt and the total long-term debt does not exceed U.S.$1,300,000.

                                 [LETTERHEAD]


                                                                        Page 1


                               AUDITORS' REPORT


To the Shareholders of
Altair International Gold Inc.
(Carlin Gold Company Inc.)


We have audited the consolidated balance sheets of Altair International Gold Inc. (formerly Carlin Gold Company Inc.) as at December 31, 1994 and 1993 and the consolidated statements of administrative expenditures and deficit, and changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1994 and 1993 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles.




                                       /s/ MCGOVERN, HURLEY, CUNNINGHAM
                                       --------------------------------------
                                           MCGOVERN, HURLEY, CUNNINGHAM


                                       CHARTERED ACCOUNTANTS


NORTH YORK, CANADA
MAY 15, 1995

------------------------------------------------------------------------------
Partners:                                          Associates:
J.E. Hurley, W.F. Cunningham, W.D. Sanderson,      R.C. Donofrio, J.A. Houley,
T.N. Wright, M.J. Carris, T.M. Kriers,             R.A. McGovern
------------------------------------------------------------------------------

ALTAIR INTERNATIONAL GOLD INC.                                           Page 2
(FORMERLY CARLIN GOLD COMPANY INC.)
CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 1994

--------------------------------------------------------------------------------
                                                         1994           1993
                                                           $              $
--------------------------------------------------------------------------------
                                    ASSETS

CURRENT
  Cash                                                     9,816        125,148
  Advances and accounts receivable (Note 6(b))            59,940         65,291
                                                      ----------     ----------
                                                          69,756        190,439
MINERAL PROPERTIES AND DEFERRED EXPLORATION
 EXPENDITURES (Note 2)                                         1        471,774

CAPITAL
  Office equipment, net of accumulated
   amortization of $3,167 (1993; $1,759)                   5,630          7,038

OTHER
  Option agreement costs (Note 3)                         82,247            849
  Centrifugal jig (Note 4(a))                            353,509            -
  Goodwill (Note 4(a))                                    16,431            -
                                                      ----------     ----------

                                                         527,574        670,100
                                                      ----------     ----------
                                                      ----------     ----------

                                 LIABILITIES

CURRENT
  Accounts payable and accrued liabilities (Note 6(b))   224,791        161,848
                                                      ----------     ----------

                             SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 5)
  Issued
    5,200,849 Common shares                            4,270,616      3,692,007

DEFICIT                                               (3,967,833)    (3,183,755)
                                                      ----------     ----------

                                                         302,783        508,252
                                                      ----------     ----------

                                                         527,574        670,100
                                                      ----------     ----------
                                                      ----------     ----------

APPROVED ON BEHALF OF THE BOARD:

  /s/ JAMES I. GOLLA
----------------------------------, Director
      James I. Golla

  /s/ CHRISTOPHER PROUD
----------------------------------, Director
      Christopher Proud

ALTAIR INTERNATIONAL GOLD INC.                                           Page 3
(FORMERLY CARLIN GOLD COMPANY INC.)
CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENDITURES AND DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 1994

--------------------------------------------------------------------------------
                                                         1994           1993
                                                           $              $
--------------------------------------------------------------------------------

ADMINISTRATIVE AND GENERAL EXPENSES
  Royalties                                              46,109            -
  Professional fees                                      31,711         43,091
  Public relations                                       21,148         29,082
  General and office                                     19,337         14,566
  Shareholders' meeting                                   9,768          6,767
  Accounting and corporate services                       8,120          8,088
  Transfer agent's fees                                   7,991          3,702
  Insurance                                               6,520          5,480
  Loss (gain) on foreign exchange                         5,621         (4,381)
  Wages and administration                                3,402          3,609
  Government fees and taxes                               3,343          4,886
  Stock exchange fees                                     3,100          1,300
  Travel                                                    -            2,901
  Write-off of incorporation costs                        1,444            -
  Amortization                                            1,408          1,759
                                                      ---------      ---------
                                                        169,022        120,850

  Less: interest income                                   1,342          3,173
                                                      ---------      ---------

Net administrative expenses                             167,680        117,677

DEFICIT, beginning of year                            3,183,755      2,865,803

Write-off of mineral properties and
 related exploration expenditures                       616,398        200,275
                                                      ---------      ---------

DEFICIT, end of year                                  3,967,833      3,183,755
                                                      ---------      ---------
                                                      ---------      ---------

Loss per share
  Basic (Note 7)                                      $   (0.17)     $   (0.08)
                                                      ---------      ---------
                                                      ---------      ---------

ALTAIR INTERNATIONAL GOLD INC.                                          Page 4
(FORMERLY CARLIN GOLD COMPANY INC.)
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED DECEMBER 31, 1994

----------------------------------------------------------------------------
                                                         1994        1993
                                                           $           $
----------------------------------------------------------------------------

OPERATING ACTIVITIES:
  Cash (used in) operations                             (97,978)    (71,766)
                                                       --------    --------

FINANCING ACTIVITIES:
  Issuance of common shares for cash                    180,000      49,880
  Issuance of common shares for mineral properties         -         75,400
  Issuance of common shares for shares of
    subsidiary (Note 4(a))                              352,500        -
  Issuance of common shares for royalties owed           46,109        -
                                                       --------    --------
                                                        578,609     125,280
                                                       --------    --------

INVESTING ACTIVITIES:
  Mineral properties and deferred exploration
    expenditures                                       (144,625)   (147,297)
  Purchase of capital assets                                -        (8,797)
  Centrifugal jig                                      (353,509)       -
  Goodwill                                              (16,431)   (156,094)
  Option agreement costs                                (81,398)       -
                                                       --------    --------

                                                       (595,963)   (156,094)
                                                       --------    --------

Increase (decrease) in cash                            (115,332)   (102,580)

Cash, beginning of year                                 125,148     227,728
                                                       --------    --------

Cash, end of year                                         9,816     125,148
                                                       --------    --------

Cash (used in) operations is derived as follows:

Net administrative expenses                            (167,680)   (117,677)
Charges not involving cash:
  Amortization                                            1,408       1,759
  Net changes in noncash working capital
   balances related to operations                        68,294      44,152
                                                       --------    --------

Cash (used in) operations                               (97,978)    (71,766)
                                                       --------    --------
                                                       --------    --------

ALTAIR INTERNATIONAL GOLD INC.                                           Page 5
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1994
--------------------------------------------------------------------------------
1.  SIGNIFICANT ACCOUNTING POLICIES

    Consolidation:
      The financial statements include the accounts of the company and its wholly owned subsidiaries, Carlin Gold Company, Fine Gold Recovery Systems, Inc., Mineral Recovery Systems, Inc. and 660250 Ontario Limited.

    Nature of Operations and Going Concern Considerations:
      The company and its subsidiaries are in the process of exploring their mineral properties and have not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the mineral properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the company's interest in the underlying mining claims, the ability of the company and its subsidiaries to obtain necessary financing to complete the development, and future profitable production.

      The company currently has a working capital deficiency. These financial statements have been prepared on the basis of a going concern which assumes the company will be able to realize on its assets and meet its obligations as they become due.

    Mineral Properties:
      Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

      Exploration expenses relating to mineral properties are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

      The cost of the mineral properties abandoned or sold and the deferred exploration costs relating to properties abandoned or sold are charged to operations in the current year.

    Administrative Expenditures:
      Administrative expenditures are charged to operations as incurred.

    Capital Assets and Amortization:
      Office equipment is stated at acquisition cost. Amortization is provided on the diminishing balance basis at 20% per annum.


                                                                   Continued...

ALTAIR INTERNATIONAL GOLD INC.                                           Page 6
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1994
--------------------------------------------------------------------------------
1.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

    Goodwill
      Goodwill is the excess of cost of investment in subsidiaries over the estimated fair value of net assets acquired and is amortized on a straight-line basis over 20 years.

    Translation of Foreign Currency:
      The accounts of the U.S. subsidiaries are translated using the temporal method, under which monetary assets and liabilities are translated at the rate of exchange prevailing at the year end; capital assets are translated at the rates prevailing at the acquisition dates; and, revenue and expenses at average rates of exchange during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in the consolidated statement of administrative expenditures and deficit.

2.  MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

                                Balance     Additions   Write-off     Balance
                              December 31,  During the  During the  December 31,
                                 1993          Year        Year        1994
                              -----------   ----------  ----------  -----------
                                   $             $           $           $
    Ponte                       168,301        70,186     238,487         -
    McEwen                      196,368        72,145     268,513         -
    Neawangank Lake                   1           -           -              1
    Diamond - Saskatchewan       73,446            15      73,461         -
    Tom - British Columbia       28,559           407      28,966         -
    Rancho Arroyo Seco            5,099           -         5,099         -
    Other                           -           1,872       1,872         -
                                -------       -------     -------       ------
                                471,774       144,625     616,398            1
                                -------       -------     -------       ------
                                -------       -------     -------       ------

    Neawangank Lake

    The company holds a 100% interest in 17 unpatented claims in the Patricia Portion, District of Kenora, Ontario, Canada subject to the reservation of a 10% net profit interest. The company has the option to purchase the 10% net profit interest for the issuance of 100,000 common shares. The claims are recorded at the nominal value of $1.


                                                                   Continued...

ALTAIR INTERNATIONAL GOLD INC.                                           Page 7
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1994
--------------------------------------------------------------------------------
3.  OPTION AGREEMENT COSTS

    Pursuant to an option agreement dated November 15, 1994, the company has the option to acquire all of the shares of Transmar, Inc., a Washington corporation. Transmar, Inc. is the owner of all patent and other rights relating to the Campbell Centrifugal jig (CCJ). (See Note 4(a)).

    Total consideration for the option is as follows:

    a)  U.S.$25,000 on signing of agreement (paid).

    b)  U.S.$25,000 six months after signing the agreement.

    c) U.S.$15,000 per month commencing March 1, 1995 continuing until the exercise or termination of the option.

    The option is exercisable at any time prior to April 1, 1996 at which time the option expires.

    The exercise price is U.S.$7,000,000 payable in quarterly instalments to October 1, 1999. The exercise price can be paid with a combination of cash and common shares of the company.

    In the event that the company elects to exercise the option, commencing on April 1, 1998, the company is obligated to pay a gross revenue payment equal to 2.5% of the aggregate gross revenues to a maximum of U.S.$13,000,000.

    As a condition to the exercise of the option, the company is also obligated to expend U.S.$600,000 on the development and marketing of the CCJ prior to April 1, 1996. The U.S.$15,000 monthly payments will be credited against this obligation.


                                                                   Continued...

ALTAIR INTERNATIONAL GOLD INC.                                            Page 8
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1994
--------------------------------------------------------------------------------
4.   ACQUISITIONS

     (a)  FINE GOLD RECOVERY SYSTEMS, INC. (FINE GOLD)
          Pursuant to an agreement dated April 21, 1994 the company issued 750,000 common shares, with a deemed value of $0.47 ($352,500) per share for all of the outstanding common shares of Fine Gold, a corporation incorporated in the State of Nevada and involved in the development of a "Centrifugal Jig"; an apparatus designed to recover fine gold from mineral properties. As at December 31, 1994, Fine Gold was still in the development stage in that no operating revenues have been earned and no operating expenses have been incurred. Costs relating to the development of the centrifugal jig have been capitalized. (See Note 3).

          The acquisition has been accounted for using the purchase method of accounting. Under this basis of accounting, the company is identified as the acquirer and, accordingly, the entity is considered to be a continuation of the company. The purchase price of $352,500 exceeded the fair value of the net assets acquired by $16,431. The excess has been recorded as goodwill and is being amortized on a straight-line basis over 20 years.

          The estimated fair market value of the net assets acquired is as follows:

          Centrifugal jig                                         $335,097
          Cash                                                         690
          Incorporation costs                                        1,444
                                                                  --------
                                                                   337,231
          Current liabilities                                        1,162
                                                                  --------

          Net assets acquired                                      336,069

          Purchase price                                           352,500
                                                                  --------

          Excess of purchase price over fair value
          of assets acquired                                      $ 16,431
                                                                  --------
                                                                  --------

     (b)  MINERAL RECOVERY SYSTEMS, INC. (MRS)
          The company incorporated MRS on July 26, 1994 in the State of Nevada for nominal capital of $1 for the purpose of mineral exploration, including the development and testing of mineral processing equipment.

     The consolidated results of operations for the year ended December 31, 1994 include the operating results of Fine Gold and MRS since the date of acquisition and incorporation, respectively.


                                                                    Continued...

ALTAIR INTERNATIONAL GOLD INC.                                            Page 9
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1994
--------------------------------------------------------------------------------
5.   CAPITAL STOCK

     The capital stock is as follows:

     Authorized
       Unlimited common shares
     Issued
       5,200,849 Common shares                                        $4,270,616
                                                                      ----------

     Transactions during the year are as follows:
                                                          Shares          Amount
                                                          ------          ------
                                                                             $
     Balance, December 31, 1993                         11,302,294     3,692,007

     Shares issued for royalties owed                      250,000        46,109
                                                        ----------     ---------

                                                        11,552,294     3,738,116
                                                        ----------     ---------
     Share consolidation
     (3 for 1, adjusted for rounding)                    3,850,849     3,738,116

     Shares issued for shares of subsidiary (Note 4(a))    750,000       352,500

     Shares issued for cash                                600,000       180,000
                                                        ----------     ---------

     Balance, December 31, 1994                          5,200,849     4,270,616
                                                        ----------     ---------
                                                        ----------     ---------

     Stock options

     As at December 31, 1994 the company had granted stock options to purchase an aggregate of 438,000 common shares at $0.20 per share.

6.   RELATED PARTY TRANSACTIONS

     (a) The law firm of which a former director is a partner was paid the sum of $14,226 (1993; $15,371) for legal fees and expenses.

     (b) Pursuant to an employment agreement dated January 1, 1988 and as amended June 30, 1990 the company hired the current president in accordance with the following terms:


                                                                    Continued...

ALTAIR INTERNATIONAL GOLD INC.                                           Page 10
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1994
--------------------------------------------------------------------------------
6.   RELATED PARTY TRANSACTIONS (Continued)

          A minimum monthly salary of U.S.$7,600 and an annual bonus to be determined by the Board of Directors of not less than 10% of the annual compensation.

          In the event of a takeover, merger or consolidation and if the voting control of over 35% of the issued stock is acquired by an individual or a group of individuals and this agreement is terminated by the company within 180 days before or one year thereafter, or by the president one year thereafter, then the president shall be paid U.S.$250,000 and given 200,000 shares of the company's common stock.

          During the year the president received U.S. $120,200. Included in advances and accounts receivable is U.S.$57,712 due from the president. Included in accounts payable and accrued liabilities is U.S.$85,843 (1993; U.S.$54,336) owing to the president.

7.   LOSS PER SHARE

     The existence of stock options affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, the fully diluted loss per share has not been calculated.

8.   CONSULTING AGREEMENT

     Pursuant to an agreement dated May 1, 1989 and as amended April 29, 1992, the consultant will render services to the company for geological evaluation and identification of mineral properties. During the year the consultant was paid U.S.$Nil (1993; U.S.$11,444) for services rendered. In addition to daily compensation for work performed, the consultant received an option to purchase 35,000 common shares of the company's capital stock at $0.20 per share until August 1, 1999. In addition, if the company sells any of its mineral properties or rights prior to commencing production, the consultant will receive 25% of the cash or stock received in excess of the company's expenditures. When a property commences production the company will pay the consultant a one-time fee of either U.S.$25,000 or U.S.$50,000 U.S. based on production.


                                                                    Continued...

ALTAIR INTERNATIONAL GOLD INC.                                           Page 11
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1994
--------------------------------------------------------------------------------
9.   SUBSEQUENT EVENTS

     (a) Subsequent to the year end the company granted additional stock options to purchase an aggregate of 130,000 common shares at $0.50 per share. The options expire in March, 2000.

     (b) Subsequent to the year end the company issued 1,000,000 units at $0.20 per unit for total proceeds of $200,000. Each unit consists of one flow-through common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.20 per share. The warrants expire March 15, 1996.

     (c) During May, 1995 the company issued 200,000 units at $0.50 per unit for total proceeds of $100,000. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share at a price of $0.60 per share during the first six months (Initial exercise period) and at $0.75 during the second six months (Final exercise period). In addition, the holder is entitled to exercise not more than 100,000 warrants during the initial exercise period and not more than an equivalent number of warrants that are exercised during the initial exercise period in the final exercise period.

                       MANAGEMENT FINANCIAL STATEMENTS

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY INC.)
CONSOLIDATED BALANCE SHEETS

                                          September 30,   December 31,   December 31,
                                               1996           1995           1994
                                           -----------    -----------    -----------
                                           (Unaudited)      (Audited)      (Audited)
ASSETS
CURRENT ASSETS
  Cash                                     $ 2,267,808    $   424,185    $     9,816
  Advances and accounts receivable              52,703        130,102         59,940
                                           -----------    -----------    -----------
                                             2,320,511        554,287         69,756
                                           -----------    -----------    -----------

INVESTMENTS                                    382,961           -              -

MINERAL PROPERTIES AND DEFERRED
 EXPLORATION EXPENDITURES                       20,777           -                 1

PROPERTY AND EQUIPMENT
  Office, automotive and mining equipment,
   net of accumulated amortization              62,961         33,365          5,630

OTHER
  Centrifugal jig patents and development
   cost, net of accumulated amortization     6,036,398        359,475        353,509
  Option agreement costs                          -           373,955         82,247
  Goodwill, net                                 15,609         15,609         16,431
                                           -----------    -----------    -----------
                                             6,052,007        749,039        452,187
                                           -----------    -----------    -----------
                                           $ 8,839,217    $ 1,336,691    $   527,574
                                           -----------    -----------    -----------
                                           -----------    -----------    -----------

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued
   liabilities                             $   876,935    $   124,605    $   224,791
                                           -----------    -----------    -----------

SHAREHOLDERS' EQUITY
CAPITAL STOCK
  Issued
    13,331,588, 8,497,849 and 5,200,849
     common shares, respectively            12,744,379      5,779,016      4,270,616

  ACCUMULATED DEFICIT                       (4,782,097)    (4,566,930)    (3,967,833)
                                           -----------    -----------    -----------
                                             7,962,282      1,212,086        302,783
                                           -----------    -----------    -----------
                                           $ 8,839,217    $ 1,336,691    $   527,574
                                           -----------    -----------    -----------
                                           -----------    -----------    -----------

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY INC.)
CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENDITURES AND DEFICIT

                                                      Nine Months Ended                      Years Ended
                                                ----------------------------  ------------------------------------------
                                                September 30,  September 30,  December 31,   December 31,   December 31,
                                                    1996           1995           1995           1994           1993
                                                -------------  -------------  ------------   ------------   ------------
                                                 (Unaudited)    (Unaudited)    (Audited)      (Audited)       (Audited)
ADMINISTRATIVE & GENERAL EXPENSES
  General exploration                            $     -        $     -        $  222,350     $     -        $     -
  Wages and administration                          338,193        155,917        141,494          3,402          3,609
  Professional fees                                 124,144         15,680         91,257         31,711         43,091
  General and office                                 49,643         13,984         29,379         20,781         14,566
  Public relations                                   29,711         23,328         28,812         21,148         29,082
  Financing fees                                          -              -         17,810              -              -
  Insurance                                          13,900          9,807         11,457          6,520          5,480
  Transfer agent's fees                              14,618          8,364          9,378          7,991          3,702
  Loss (gain) on foreign exchange                    14,101         20,796          8,894          5,621         (4,381)
  Accounting and corporate services                  71,841         18,408          8,348          8,120          8,088
  Shareholders' meeting                              45,370          6,783          6,946          9,768          6,767
  Stock exchange fees                                 4,500          3,300          5,091          3,100          1,300
  Government fees and taxes                          40,045          6,585          2,650          3,343          4,886
  Travel                                             12,389          1,031          1,027              -          2,901
  Royalties                                               -              -              -         46,109              -
  Rent                                               26,094          1,598              -              -              -
  Amortization                                      340,736          1,372          4,319          1,408          1,759
                                                 ----------     ----------     ----------     ----------     ----------
                                                  1,125,285        286,953        589,212        169,022        120,850
  Less:  Interest income                            (22,730)          -            (1,370)        (1,342)        (3,173)
                                                 ----------     ----------     ----------     ----------     ----------

NET ADMINISTRATIVE EXPENSES                       1,102,555        286,953        587,842        167,680        117,677

DEFICIT, beginning of period                      4,566,930      3,967,833      3,967,833      3,183,755      2,865,803
Interest expense                                      4,399            942           -              -              -
Write-off mineral properties and
 related exploration expenditures                         -        258,892         11,255        616,398        200,275
Debt forgiveness (extraordinary item)              (891,787)          -              -              -              -
                                                 ----------     ----------     ----------     ----------     ----------

DEFICIT, end of period                           $4,782,097     $4,514,620     $4,566,930     $3,967,833     $3,183,755
                                                 ----------     ----------     ----------     ----------     ----------
                                                 ----------     ----------     ----------     ----------     ----------

Net income (loss) per share from operations      $    (0.10)    $    (0.07)    $    (0.09)    $    (0.17)    $    (0.08)
                                                 ----------     ----------     ----------     ----------     ----------
                                                 ----------     ----------     ----------     ----------     ----------

Net income per share from extraordinary
 item: debt forgiveness                          $     0.08     $     -        $  -           $     -        $     -
                                                 ----------     ----------     ----------     ----------     ----------
                                                 ----------     ----------     ----------     ----------     ----------

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY INC.)
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

                                                          Nine Months Ended                        Years Ended
                                                   -----------------------------   -------------------------------------------
                                                   September 30,   September 30,   December 31,    December 31,   December 31,
                                                        1996            1995            1995           1994          1993
                                                   ------------    ------------    ------------    ------------   ------------
                                                    (Unaudited)     (Unaudited)      (Audited)      (Audited)     (Audited)

CASH PROVIDED (USED IN):
OPERATING ACTIVITIES:

Net (loss) income                                  $   (215,167)   $   (546,787)   $   (587,842)   $   (167,680)  $   (117,677)
  Charges not involving cash:
    Write off of mineral property                          -            258,892            -               -              -
    Amortization                                        340,736           1,372           4,319           1,408          1,759
                                                   ------------    ------------    ------------    ------------   ------------
                                                        125,569        (286,523)       (583,523)       (166,272)      (115,918)
                                                   ------------    ------------    ------------    ------------   ------------

Changes in noncash working capital balances:
  Decrease (increase) in advances and
    accounts receivable                                  77,399          47,632         (70,162)          5,351        (61,446)
  Increase (decrease) in accounts payable
    and accrued liabilities                             752,331        (122,950)       (100,186)         62,943        105,598
                                                   ------------    ------------    ------------    ------------   ------------
                                                        829,730         (75,318)       (170,348)         68,294         44,152
                                                   ------------    ------------    ------------    ------------   ------------
                                                        955,299        (361,841)       (753,871)        (97,978)       (71,766)
                                                   ------------    ------------    ------------    ------------   ------------

FINANCING ACTIVITIES:
  Incorporation costs                                      -               (413)           -               -              -
  Issuance of common shares for cash                  2,034,019       1,200,000       1,200,000         180,000         49,880
  Issuance of common shares for mineral properties         -               -               -               -            75,400
  Common shares issued for acquisition
    of Trans Mar, Inc.                                3,455,923            -               -               -              -
  Issuance of common shares for shares of
    subsidiary                                             -               -               -            352,500           -
  Issuance of common shares for royalties owed             -               -               -             46,109           -
  Exercise of stock options                             102,500          24,800          73,400            -              -
  Exercise of warrants                                1,372,844            -            235,000            -              -
                                                   ------------    ------------    ------------    ------------   ------------
                                                      6,965,286       1,224,387       1,508,400         578,609        125,280
                                                   ------------    ------------    ------------    ------------   ------------

INVESTING ACTIVITIES:
  Acquisition of Trans Mar jig                       (5,161,936)           -               -               -              -
  Purchase of securities                               (382,961)           -               -               -              -
  Mineral properties and deferred exploration
    expenditures                                        (20,777)        (16,737)        (11,255)       (144,625)      (147,297)
  Purchase of capital assets                            (38,162)           -            (31,232)           -            (8,797)
  Centrifugal jig                                          -               -             (5,965)       (353,509)          -
  Goodwill                                                 -               -               -            (16,431)          -
  Option agreement costs                               (473,126)       (319,938)       (291,708)        (81,398)          -
                                                   ------------    ------------    ------------    ------------   ------------
                                                     (6,076,962)       (336,675)       (340,160)       (595,963)      (156,094)
                                                   ------------    ------------    ------------    ------------   ------------

Increase (decrease) in cash                           1,843,623         525,871         414,369        (115,332)      (102,580)

Cash, beginning of period                               424,185           9,816           9,816         125,148        227,728
                                                   ------------    ------------    ------------    ------------   ------------

Cash, end of period                                $  2,267,808    $    535,687    $    424,185    $      9,816   $    125,148
                                                   ------------    ------------    ------------    ------------   ------------
                                                   ------------    ------------    ------------    ------------   ------------

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996
--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Altair International Gold Inc. (the Company) are expressed in Canadian dollars, and have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain material respects from those generally accepted in the United States (see Note 11).

CONSOLIDATION:
The financial statements include the accounts of the Company and its wholly owned subsidiaries, Carlin Gold Company, Fine Gold Recovery Systems, Inc., Mineral Recovery Systems, Inc. and 660250 Ontario Limited.

NATURE OF OPERATIONS:
The Company is engaged in the business of acquiring, developing and testing mineral processing equipment for use in the recovery of fine, heavy mineral particles, including gold and environmental contaminants. The Company and its subsidiaries are also in the process of exploring mineral properties.

CAPITAL ASSETS AND AMORTIZATION:
Office equipment is stated at acquisition cost. Amortization is provided on the diminishing balance basis at 20% per annum.

Centrifugal jig patent and development costs are carried at acquisition cost and are amortized over the remaining lives of the patents, which range from five to seventeen years.

INVESTMENTS:
Investments in unconsolidated subsidiaries and other investees in which the Company has a 20% to 50% interest or otherwise exercises significant influence are carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses.

MINERAL PROPERTIES:
Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenses relating to mineral properties are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of the mineral properties abandoned or sold and the deferred exploration costs relating to properties abandoned or sold are charged to operations in the current year.

ADMINISTRATIVE EXPENDITURES:
Administrative expenditures are charged to operations as incurred.

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996
--------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES (Continued)

INTERIM FINANCIAL STATEMENTS
The interim financial statements as of and for the nine months ended September 30, 1996 and 1995, respectively, included herein have been prepared by the Company, without audit. They reflect all adjustments which are, in the opinion of management, necessary to present fairly the results of operations for these periods. All such adjustments are normal recurring adjustments. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year.

GOODWILL:
Goodwill is the excess of the cost of investment in subsidiaries over the estimated fair value of net assets acquired and is amortized on a straight-line basis over 20 years.

TRANSACTIONS INVOLVING NON-CASH CONSIDERATION:
When exchanging its shares of common stock for non-cash consideration, the Company values its exchanged shares at contemporaneous trade prices on the Alberta Exchange, with larger transactions subject to arm's length discounting in order to arrive at fair market value.

TRANSLATION OF FOREIGN CURRENCY:
The accounts of the U.S. subsidiaries are translated using the temporal method, under which monetary assets and liabilities are translated at the rate of exchange prevailing at the year end; capital assets are translated at the rates prevailing at the acquisition dates; and, revenue and expenses at average rates of exchange during the year, with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in the consolidated statement of administrative expenditures and deficit.

2.  MINERAL PROPERTIES

Prior to 1994, the Company was primarily engaged in the acquisition and exploration of mineral properties. In 1994, the Company shifted its primary emphasis from minerals exploration to the acquisition and development of technology and equipment for use in segregation and recovery of fine mineral particles and contaminants.

NEAWANGANK LAKE:
The Company held a 100% interest in 17 unpatented claims in the Patricia Portion, District of Kenora, Ontario, Canada subject to the reservation of a 10% net profit interest. The Company had the option to purchase the 10% net profit interest for the issuance of 100,000 common shares. During 1995 the claims were written off.

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996
--------------------------------------------------------------------------------

3.  OPTION AGREEMENT COSTS

Pursuant to an option agreement dated November 15, 1994, the Company received the option to acquire all of the shares of Trans Mar, Inc., a Washington corporation (see Note 4). Trans Mar, Inc. was the owner of all patents and other rights relating to the Campbell Centrifugal Jig (CJ).

At December 31, 1995, the Company had paid US $268,898 to Trans Mar, Inc., in accordance with the agreement. In February 1996, the Company and Trans Mar, Inc. agreed to replace the option agreement with a merger agreement (see
Note 4).

4.  ACQUISITIONS

FINE GOLD RECOVERY SYSTEMS, INC. (FINE GOLD)
Pursuant to an agreement dated April 21, 1994, the Company issued 750,000 common shares, with a deemed value of $0.47 per share ($352,500) for all of the outstanding common shares of Fine Gold, a corporation incorporated in the State of Nevada and involved in the development of a "Centrifugal Jig"; an apparatus designed to recover fine gold from mineral properties. As at September 30, 1996, Fine Gold was still in the development stage in that no operating revenues have been earned and no operating expenses have been incurred. Costs relating to the acquisition and development of the centrifugal jig have been capitalized. (See Note 1).

TRANS MAR, INC. (TRANS MAR)
In March 1996, the Company acquired all of the outstanding common stock of Trans Mar, Inc., a corporation incorporated in the State of Washington and involved in the development of its patented Campbell Centrifugal Jig. In the acquisition, Trans Mar was effectively merged into the Company's subsidiary, Fine Gold, in a transaction accounted for as a purchase by the Company, which agreed to issue to Trans Mar's shareholders 1,920,000 shares of Altair common stock and 580,000 warrants entitling the holder to purchase one common share of Altair for $2.00 until January 31, 1997 (see Note 5.) At September 30, 1996, 1,919,557 shares had been issued in connection with the transaction. At the time of acquisition, Trans Mar was a development stage enterprise in that no operating revenues had been earned and no operating expenses had been incurred.

The purchase price of Trans Mar was $5,115,693. This consisted of $3,455,923 of stock issuance to Trans Mar shareholders (1,919,557 Altair shares with a deemed value of $1.80 per share) and the absorption of Trans Mar's assets and liabilities, with liabilities exceeding assets by $1,659,770 at February 29, 1996. The purchase price was allocated to centrifugal jig patents and development costs. These incremental costs will be amortized over the remaining life of the patents. It should be noted that the patented Campbell Centrifugal Jig is subject to a royalty interest granted to Intercontinental Development Corporation (hereinafter "Intercontinental"). Under the royalty agreement, Intercontinental shall receive from Trans Mar ten percent (10%) of the cost of manufacturing of any Campbell Centrifugal Jigs which are placed in production, sold

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996
------------------------------------------------------------------------------

4.  ACQUISITIONS (Continued)

or exploited for profit worldwide. At September 30, 1996, there were no royalties owed to Intercontinental under this agreement. (See Note 8.)

At the time of its acquisition, Trans Mar's balance sheet consisted of the following:

    Total Assets                                          $   210,449
                                                          -----------
                                                          -----------
    Liabilities                                           $ 1,870,219
    Common stock                                               39,195
    Paid-in capital                                           503,137
    Accumulated deficit                                    (2,202,102)
                                                          -----------
    Total Liabilities & Stockholders' Deficit             $   210,449
                                                          -----------
                                                          -----------

5.  CAPITAL STOCK

The capital stock is as follows:

Authorized
    Unlimited common shares
Issued
    13,331,588 common shares                              $12,744,379
                                                          -----------
                                                          -----------

Transactions for the year ended 1995 and for the nine-month period ended September 30, 1996 are as follows:

                                                    Shares         Amount
                                                  ----------     ----------
Balance, December 31, 1994                         5,200,849      4,270,616
    Common shares issued for cash                  2,700,000      1,200,000
    Exercise of stock options                        247,000         73,400
    Exercise of warrants                             350,000        235,000
                                                  ----------     ----------
Balance, December 31, 1995                         8,497,849      5,779,016
                                                  ----------     ----------
    Common shares issued for cash                    593,997      2,034,096
    Common shares issued for Trans Mar
      acquisition                                  1,919,957      3,455,923
    Exercise of stock options                         70,000        102,500
    Exercise of warrants                           2,249,755      1,372,844
                                                  ----------     ----------
Balance, September 1996                           13,331,558     12,744,379
                                                  ----------     ----------
                                                  ----------     ----------

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996
------------------------------------------------------------------------------

5.  CAPITAL STOCK (Continued)

STOCK OPTIONS:

As at December 31, 1995, 677,000 common shares were reserved for issuance to directors, officers and employees under the Company's stock option plan. The exercise price and expiration dates of options outstanding as of December 31, 1995 were as follows:

    Number
    of Shares                    Price                Expiration Date
    ---------                    -----                ---------------
    271,000                      $0.20                August 1, 1999
    110,000                       0.60                August 8, 1998
    166,000                       0.65                November 13, 2000
     30,000                       0.50                March 30, 2000
    100,000                       0.50                March 28, 2000

The Company approved a new stock option plan in May 1996 whereby a total of 2,000,000 common shares may be reserved for issuance to the Company's directors, officers, and employees. Options granted under the former stock plan will remain outstanding under the new stock plan and will constitute part of the aforementioned 2,000,000 shares. At September 30, 1996, the Company has 627,000 options outstanding under the former stock plan and a total of 535,000 no options have been granted under the new stock plan.

The exercise price and expiration dates of options outstanding as of September 30, 1996 are as follows:

    Number
    of Shares                    Price                Expiration Date
    ---------                    -----                ---------------
    160,000                      $5.00                May 14, 1998
    271,000                       0.20                August 1, 1999
     75,000                       0.60                August 8, 1998
    166,000                       0.65                November 13, 2000
     15,000                       0.50                March 30, 2000
    100,000                       0.50                March 28, 2000
    145,000                       3.70                March 7, 2001
    250,000                       4.00                May 27, 2001
     75,000                       4.20                July 29, 2001
     50,000                       4.50                July 31, 2001

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996
------------------------------------------------------------------------------

5.  CAPITAL STOCK (Continued)

WARRANTS:

i)  Series A
    Issued                                                      1,000,000

Pursuant to a subscription agreement, the Company issued 1,000,000 units at $0.20 per unit for total proceeds of $200,000. Each unit consisted of one common share and one Series A share purchase warrant. Each Series A share purchase warrant entitled the holder to purchase one common share at $0.20 per share to March 14, 1996.

In 1996 (prior to March 14), 1,000,000 warrants were exercised for total proceeds of $200,000.

ii) Series B
    Issued                                                      200,000

Pursuant to a subscription agreement, the Company issued 200,000 units at $0.50 per unit for total proceeds of $100,000. Each unit consists of one common share and one Series B share purchase warrant. Each Series B share purchase warrant entitles the holder to purchase one common share at $0.60 per share to November 15, 1995 provided that only 50% of the warrants may be exercised during the initial period, and at a price of $0.75 per share to May 15, 1996 provided that the number of warrants that may be exercised after November 15, 1995 may not exceed the number of warrants exercised prior to November 15, 1995.

In 1995 (prior to November 15), 100,000 warrants were exercised for total proceeds of $60,000. In 1996 (prior to May 15), the remaining 100,000 warrants were exercised for total proceeds of $75,000.

iii) Series C
     Issued                                                      500,000

Pursuant to a subscription agreement, the Company issued 500,000 units at $0.60 per unit for total proceeds of $300,000. Each unit consists of one common share and one Series C share purchase warrant. Each Series C share purchase warrant entitles the holder to purchase one common share at $0.70 per share to December 21, 1995 provided that only 50% of the warrants may be exercised during the initial period, and at a price of $0.80 per share to June 22, 1996 provided that the number of warrants that may be exercised after December 22, 1995 may not exceed the number of warrants exercised prior to December 22, 1995.

In 1995 (prior to December 22), 250,000 warrants were exercised for total proceeds of $175,000. The remaining 250,000 warrants were exercised in 1996 (prior to June 22) for total proceeds of $200,000.

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996
--------------------------------------------------------------------------------

5.   CAPITAL STOCK (Continued)

iv)  Series D
     Issued                                                      1,000,000

Pursuant to a subscription agreement, the Company issued 1,000,000 units at $0.60 per unit for total proceeds of $600,000. Each unit consists of one common share and one Series D share purchase warrant. Each Series D share purchase warrant entitles the holder to purchase one common share at $0.75 per share to April 10, 1996 provided that only 50% of the warrants may be exercised during the initial period, and at a price of $0.90 per share to October 10, 1996 provided that the number of warrants that may be exercised after April 10, 1996 may not exceed the number of warrants exercised prior to April 10, 1996.

In the first quarter of 1996, 500,000 warrants were exercised for total proceeds of $375,000. In the second quarter of 1996, 333,333 warrants were exercised for a total of $300,000.

v)   Series E
     Issued                                                            580,000

In connection with the acquisition of Trans Mar, Inc. in March 1996, the Company issued 580,000 Series E Warrants to Trans Mar shareholders entitling the holder to purchase one common share of Altair for $2.00 until January 31, 1997.

While warrants were exercised in the first two quarters of 1996 (see Note 4), 6,422 warrants were exercised in the third quarter of 1996 for total proceeds of $12,844.

vi)  Series F
     Issued                                                           100,000

Pursuant to a subscription agreement, the Company issued 100,000 units at $3.50 per unit for total proceeds of $350,000. Each unit consists of one common share and one Series F share purchase warrant. Each Series F share purchase warrant entitles the holder to purchase one common share at $7.00 per share to December 26, 1996 provided that only 50% of the warrants may be exercised during the initial period, and at a price of $10.00 per share to September 26, 1997 provided that the number of warrants that may be exercised after December 25, 1996 may not exceed the number of warrants exercised prior to December 26, 1996.

At September 30, 1996, none of the Series F warrants had been exercised.

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996
--------------------------------------------------------------------------------

5.   CAPITAL STOCK (Continued)

vii)  Series G
      Issued                                                      494,027

Pursuant to a subscription agreement, the Company issued 494,027 units at $4.50 per unit for total proceeds of $1,729,095. Each unit consists of one common share and one Series G share purchase warrant. Each Series G share purchase warrant entitles the holder to purchase one common share at $4.50 share to June 28, 1998 provided that if the Company's common shares trade at or in excess of $6.50 on five days, the Series G purchase warrants will expire on the thirtieth day after the fifth day on which the shares trade at or above $6.50.

At September 30, 1996, none of the Series G warrants had been exercised.

viii)  Series H
       Issued                                                      60,000

Pursuant to a subscription agreement, the Company issued 60,000 units at $3.50 per unit for total proceeds of $210,000. Each unit consists of one common share and one Series H share purchase warrant. Each Series H purchase warrant entitles the holder to purchase one common share at $4.50 per share until December 26, 1997.

At September 30, 1996, none of the Series H warrants had been exercised.

6.   RELATED PARTY TRANSACTIONS

Pursuant to an employment agreement dated January 1, 1988 and as amended June 30, 1990 the Company hired the current president in accordance with the following terms:

A minimum monthly salary of US$7,600 and an annual bonus to be determined by the Board of Directors of not less than 10% of the annual compensation.

In the event of a takeover, merger or consolidation and if the voting control of over 35% of the issued stock is acquired by an individual or a group of individuals and this agreement is terminated by the Company within 180 days before or one year thereafter, or by the president one year thereafter, then the president shall be given 200,000 shares of the Company's common stock.

Included in accounts payable and accrued liabilities is US$75,016 owing to the president. Included in advances and accounts receivable is US$45,000 owing from the president.

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996
--------------------------------------------------------------------------------

7.   INCOME FROM FORGIVENESS OF DEBT

As a result of the Company's acquisition of Trans Mar, Inc., Fine Gold assumed all of Trans Mar's liabilities, which were $1,870,219 at February 29, 1996. (see Note 4.) During June 1996, Fine Gold entered into agreements extinguishing certain of the Trans Mar accounts payable and notes payable at less than the book amounts of such debt. The net amount of such forgiveness of debt was $891,787, which resulted in reduced remaining indebtedness of $978,432. The $891,787 of debt forgiveness resulted in an extraordinary gain of $0.08 per share for the nine months ending September 30, 1996.

8.   INVESTMENTS

In the second quarter of 1996, the Company acquired 203,817 shares of common stock of Intercontinental Development Corporation, a privately held American company, at a cost of $382,961. This transaction, which is being accounted for under the equity method, resulted in the purchase of 49.8% of Intercontinental's outstanding common stock. Intercontinental is a dormant company whose sole asset is a royalty interest in a patented centrifugal jig, acquired by the Company in the Trans Mar acquisition (see Note 4). Intercontinental, which had no activity in the nine months ending September 30, 1996, has no assets which are not fully depreciated and has no liabilities.

At September 30, 1996, the Company's investment in Intercontinental exceeded the Company's share of the underlying net assets by $382,961. This excess related to the royalty interest which will be amortized against the Company's share of Intercontinental's net income on the straight-line method over the expected life of the royalty (15 years).

In October 1996, the Company acquired an additional 9,800 shares of common stock in Intercontinental which brought the Company's ownership to 52.2% of Intercontinental's outstanding shares.

9.   LOSS PER SHARE

The existence of stock options and warrants affects the calculation of loss per share on a fully diluted basis. As the effect of this dilution is to reduce the reported loss per share, the fully diluted loss per share has not been calculated.

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996
--------------------------------------------------------------------------------

10. INCOME TAXES

As at December 31, 1995, the Company has approximate non-capital losses carried forward for income tax purposes which are available to reduce certain future years' income for tax purposes as follows:

         1996                                  $ 53,000
         1997                                    76,000
         1998                                   138,000
         1999                                    93,000
         2000                                    44,000
         2001                                    54,000
         2002                                    76,000
                                               --------
                                               $534,000
                                               --------
                                               --------

11. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING
    PRINCIPLES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which differ in the following respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

(a) Under Canadian GAAP, there is no requirement to disclose concentrations of credit and market risk. For U.S. GAAP reporting, the Company is obligated under Statement of Financial Accounting Standards No. 105 ("SFAS 105") to provide information about significant concentrations of activity by region and industry.

At September 30, 1996, the Company was still a development stage enterprise, had no sales or customers or trade receivables, and had no significant suppliers.

The Company maintains cash balances at several banks. Accounts at each American institution are insured up to $100,000 by the Federal Deposit Insurance Corporation. Large cash balances (those exceeding the FDIC limit) at September 30, 1996 consisted of the following: US$686,313 at Western Savings & Loan Association and $1,330,358 in Canadian dollars at Royal Bank in Canada.

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY INC.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 1996
--------------------------------------------------------------------------------

11. DIFFERENCES BETWEEN CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(b) Under Canadian GAAP, there is no requirement to disclose the Company's policy for determining which items are treated as cash equivalents. Generally, cash equivalents are short-term, highly liquid investments that are readily converted to known amounts of cash and are so near their maturities that they present an insignificant risk of change in value because of changes in interest rates.

For purposes of the Statement of Financial Position, the Company considers all highly liquid debt instruments purchased with a remaining maturity of three months or less to be cash equivalents.

(c) Canadian GAAP requires the Statement of Financial Position. U.S. GAAP requires the Statement of Cash Flows, which is included as Attachment A.

(d) Under Canadian GAAP, income taxes are accounted for under the deferred method, which places emphasis on the matching of revenues and expenditures and the recognition of income tax expense. Under U.S. GAAP, companies must follow the requirements of Statement of Financial Accounting Standards No. 109 (SFAS
109) which requires the use of the asset/liability method for measurement of tax liabilities, wherein deferred tax assets are recognized as well as deferred tax liabilities.

The Company has significant net operating loss carryforwards (as discussed in Note 8). SFAS 109 would require the recognition of a long-term tax asset for the future benefit expected from the application of these carryforwards to future profitable years. If it is expected that the entire amount of NOL carryforwards will not be utilized, then a valuation adjustment is applied to the asset to reasonably state the asset at its expected value. Under SFAS 109, disclosure of the amount of valuation adjustment is required. Changes in the value of the deferred asset are recognized each year as income tax expense.

(e) There are certain other differences in the determination of net income and per share calculations between Canadian and U.S. GAAP, none of which had a material effect on any of the periods presented.

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY, INC.)
(A Development Stage Enterprise)

PROFORMA COMBINED FINANCIAL INFORMATION

Pursuant to Regulation S-X, Article II, Registrant furnishes the following proforma combined statements of income to reflect the combined operations of Altair International Gold Inc. (Altair) and Trans Mar, Inc. (Trans Mar) for the latest fiscal year (December 31, 1995) and latest interim period (nine months ended September 30, 1996). It should be noted that, in calendar 1995, Trans Mar changed its fiscal year-end from April 30 to December 31; accordingly, the inclusion of Trans Mar's year-end 1995 income statement reflects eight months of operations ending December 31, 1995.

On March 1, 1996, Trans Mar was effectively merged into an Altair subsidiary in a transaction whereby Altair issued to Trans Mar's shareholders 1,919,557 shares of Altair common stock (with a deemed value of $1.80 per share) and 580,000 warrants entitling the holder to purchase one common share of Altair for $2.00 until January 1, 1997.

The proforma financial statements have been prepared utilizing the historical financial statements of Altair and Trans Mar. They should be read in conjunction with the separate historical financial statements and notes thereto of these companies for the respective periods presented.

The proforma financial information is based on the purchase method of accounting. The proforma combined statements of income assume the acquisition occurred at the beginning of the periods presented in the statements. For purposes of comparability, the weighted average number of common shares outstanding for each company is based on the equivalent shares of Altair International Gold Inc. for the respective periods.

The proforma combined statements illustrate the possible scope of the change in Altair's historical financial position and results of operations caused by the transaction after giving effect to the elimination of intercompany transactions, (i.e., Altair's payment of option fees and reimbursement of expenses to Trans
Mar). Because the transaction is already reflected in Altair's balance sheet at September 30, 1996, no proforma balance sheet is included.

Option fee income and expense reimbursement income which Trans Mar received from Altair are shown in the adjustments column to reflect their exclusion from combined income. The corresponding expenditures on Altair's books were capitalized.

The 1996 proforma information does not reflect the effects of debt forgiveness, which is considered an extraordinary item.

The proforma combined financial statements do not purport to be indicative of the financial positions and results of operations and cash flows which actually would have been obtained if the acquisition had occurred on the date indicated or the results which may be obtained in the future.

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY, INC.)
(A Development Stage Enterprise)

PROFORMA COMBINED FINANCIAL INFORMATION

ALL DOLLAR AMOUNTS HEREIN ARE EXPRESSED IN CANADIAN DOLLARS. ALTAIR INTERNATIONAL GOLD INC. PREPARES ITS CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN CANADA AND ROUTINELY REPORTS ITS FINANCIAL INFORMATION IN CANADIAN DOLLARS.

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY INC.)
PROFORMA COMBINED STATEMENTS OF INCOME
For the Year Ended December 31, 1995
(Unaudited)

                                                HISTORICAL                  PROFORMA
                                      --------------------------   --------------------------
                                         Altair
                                      International   Trans Mar,
                                        Gold Inc.        Inc.      Adjustments      Combined
                                      -------------   ----------   -----------    -----------
REVENUES                                $    -        $    -                      $      -
                                        ---------     ---------                   -----------

ADMINISTRATIVE AND GENERAL EXPENSES
  General exploration                     222,350          -             -            222,350
  Wages and administration                141,494       248,594          -            390,088
  Professional fees                        91,257        36,360          -            127,617
  General and office                       29,379          -             -             29,379
  Public relations                         28,812          -             -             28,812
  Financing fees                           17,810          -             -             17,810
  Insurance                                11,457          -             -             11,457
  Transfer agent's fees                     9,378          -             -              9,378
  Loss on foreign exchange                  8,894          -             -              8,894
  Accounting and corporate services         8,348          -             -              8,348
  Shareholders' meeting                     6,946          -             -              6,946
  Stock exchange fees                       5,091          -             -              5,091
  Government fees and taxes                 2,650          -             -              2,650
  Travel                                    1,027          -             -              1,027
  Amortization                              4,319        13,989          -             18,308
                                        ---------     ---------                   -----------
                                         (589,212)     (298,943)                     (888,155)
                                        ---------     ---------                   -----------

OTHER INCOME (EXPENSE)
  Option fee income                          -          226,446      (226,446)              -
  Expense reimbursement income               -           21,958       (21,958)              -
  Interest income                           1,370         1,580          -              2,950
  Interest expense                           -         (224,232)         -           (224,232)
  Research and development                   -          (25,157)         -            (25,157)
  Write-off of mineral properties         (11,255)            -          -            (11,255)
  Miscellaneous other income                 -            6,711          -              6,711
                                        ---------     ---------     ---------     -----------
                                           (9,885)        7,306      (248,404)       (250,983)
                                        ---------     ---------     ---------     -----------

NET LOSS                                $(599,097)    $(291,637)    $(248,404)    $(1,139,138)
                                        ---------     ---------     ---------     -----------
                                        ---------     ---------     ---------     -----------

  LOSS PER COMMON SHARE                    $(0.09)       $(0.15)                       $(0.13)
                                        ---------     ---------                   -----------
                                        ---------     ---------                   -----------

  WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING           6,860,681     1,920,000                     8,780,681
                                        ---------     ---------                   -----------
                                        ---------     ---------                   -----------

ALTAIR INTERNATIONAL GOLD INC.
(FORMERLY CARLIN GOLD COMPANY INC.)
PROFORMA COMBINED STATEMENTS OF INCOME
For the Nine Months Ended September 30, 1996
(Unaudited)

                                                          HISTORICAL                            PROFORMA
                                              ---------------------------------       ---------------------------
                                                   Altair          Trans Mar,
                                                International         Inc.
                                                  Gold Inc.        Two Months
                                                 Nine Months          Ended
                                                    Ended          February 29,
                                              September 30, 1996       1996           Adjustments       Combined
                                              ------------------   ------------       -----------     -----------
REVENUES                                         $        -          $      -                         $         -
                                                 ----------          --------                         -----------

ADMINISTRATIVE AND GENERAL EXPENSES
  General exploration                                     -                 -                 -                 -
  Wages and administration                          338,193            79,902                 -           418,095
  Professional fees                                 124,144            65,091                 -           189,235
  General and office                                 49,643                 -                 -            49,643
  Public relations                                   29,711                 -                 -            29,711
  Insurance                                          13,900                 -                 -            13,900
  Transfer agent's fees                              14,618                 -                 -            14,618
  Loss on foreign exchange                           17,907                 -                 -            17,907
  Accounting and corporate services                  71,841                 -                 -            71,841
  Shareholders' meeting                              45,370                 -                 -            45,370
  Stock exchange fees                                 4,500                 -                 -             4,500
  Government fees and taxes                          40,045                 -                 -            40,045
  Travel                                             12,389                 -                 -            12,389
  Rent                                               26,094                                   -            26,094
  Amortization                                      175,017             3,490                 -           178,507
                                                 ----------          --------                         -----------
                                                   (963,372)         (148,483)                         (1,111,855)
                                                 ----------          --------                         -----------

OTHER INCOME (EXPENSE)
  Option fee income                                       -            46,549           (46,549)                -
  Expense reimbursement income                            -               786              (786)                -
  Interest income                                    22,730               103                 -            22,833
  Interest expense                                   (4,399)           (5,050)                -            (9,449)
  Miscellaneous other income                              -            10,410                 -            10,410
                                                 ----------          --------          --------       -----------
                                                     18,331            52,798           (47,335)           23,794
                                                 ----------          --------          --------       -----------
NET INCOME (LOSS)                                $ (945,041)         $(95,685)         $(47,335)      $(1,088,061)
                                                 ----------          --------          --------       -----------
                                                 ----------          --------          --------       -----------
  INCOME (LOSS) PER COMMON SHARE                  $   (0.08)         $  (0.15)                        $     (0.09)
                                                 ----------          --------                         -----------
                                                 ----------          --------                         -----------
  WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                   11,234,328           640,000                          11,874,328
                                                 ----------          --------                         -----------
                                                 ----------          --------                         -----------

                                      F-43

ALTAIR INTERNATIONAL GOLD INC.                                         EXHIBIT A
(FORMERLY CARLIN GOLD COMPANY INC.)
CONSOLIDATED STATEMENT OF CASH FLOWS

                                                           Nine Months Ended                         Years Ended
                                                      ----------------------------    ----------------------------------------
                                                      September 30,   September 30,   December 31,   December 31,  December 31,
                                                           1996            1995           1995           1994          1993
                                                      ------------    ------------    -----------    -----------   -----------
                                                       (Unaudited)     (Unaudited)      (Audited)      (Audited)     (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                     $  (215,167)     $ (546,787)    $ (587,842)    $(167,680)     $(117,677)
Adjustments to reconcile net income (loss)
   to net cash provided (used):
     Amortization                                         340,736           1,372          4,319           -            1,759
     Royalties                                                -               -              -          46,109            -
     Write-off of mineral property                            -           258,892            -             -              -
   Changes in assets and liabilities:
     Advances and accounts receivable                      77,399          47,632        (70,162)        5,351        (61,446)
     Accounts payable and accrued liabilities             752,331        (122,950)      (100,186)       46,911        105,598
                                                      -----------      ----------     ----------     ---------      ---------
       NET CASH PROVIDED (USED) BY
       OPERATING ACTIVITIES                               955,299        (361,841)      (753,871)      (69,309)       (71,766)
                                                      -----------      ----------     ----------     ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Incorporation costs paid                                   -              (413)           -             -              -
   Purchase and development of mineral properties         (20,777)        (16,737)       (11,255)     (144,625)       (71,897)
   Purchase of capital assets                             (38,162)            -          (31,232)          -           (8,797)
   Purchase of centrifugal jig                                -               -           (5,965)          -              -
   Purchase of securities                                (382,961)       (319,938)           -             -              -
   Option agreement costs                                (473,126)            -         (291,708)      (81,398)           -
   Acquisition of Trans Mar jig                        (5,161,936)            -              -             -              -
                                                      -----------      ----------     ----------     ---------      ---------
       NET CASH PROVIDED (USED) BY
       INVESTING ACTIVITIES                            (6,076,962)       (337,088)      (340,160)     (226,023)       (80,694)
                                                      -----------      ----------     ----------     ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of common stock for cash                    2,034,019       1,200,000      1,200,000       180,000         49,880
   Issuance of common stock for acquisition of
     Trans Mar, Inc.                                    3,455,923             -              -             -              -
   Proceeds from exercise of stock options                102,500          24,800         73,400           -              -
   Proceeds from exercise of warrants                   1,372,844             -          235,000           -              -
                                                      -----------      ----------     ----------     ---------      ---------
       NET CASH PROVIDED (USED) BY
       INVESTING ACTIVITIES                             6,965,286       1,224,800      1,508,400       180,000         49,880
                                                      -----------      ----------     ----------     ---------      ---------

NET INCREASE (DECREASE) IN CASH                         1,843,623         525,871        414,369      (115,332)      (102,580)

CASH, BEGINNING OF PERIOD                                 424,185           9,816          9,816       125,148        227,728
                                                      -----------      ----------     ----------     ---------      ---------

CASH, END OF PERIOD                                   $ 2,267,808      $  535,687     $  424,185     $   9,816      $ 125,148
                                                      -----------      ----------     ----------     ---------      ---------
                                                      -----------      ----------     ----------     ---------      ---------
NET CASH PAID FOR:
   Income taxes                                       $       -        $      -       $      -       $     -        $     -
   Interest                                           $     4,399      $      942     $      -       $     -        $     -

NON-CASH FINANCING ACTIVITIES:
   Common stock issued for shares of subsidiary       $       -        $      -       $      -       $ 352,500      $     -
   Common stock issued for royalties owed             $       -        $      -       $      -       $  46,109      $     -
   Common stock issued for mineral properties         $       -        $      -       $      -       $     -        $  75,400

                                INDEX TO EXHIBITS

EXHIBIT                                                  PREVIOUSLY   FILED
  NO.                 DESCRIPTION                           FILED    HEREWITH
-------               -----------                        ----------  --------
 3(i).1    Articles of Incorporation of Altair               (1)
           International Inc.

 3(1).2    Amendment to Articles of Incorporation of
           Altair International Inc. dated November 6,                  X
           1996
 3(ii)     Bylaws of Altair International Inc.               (2)

    4.1    Form of Common Stock Certificate                  (3)

    4.2    Form of Series D Warrant Certificate              (4)

    4.3    Form of Series E Warrant Certificate              (5)

    4.4    Form of Series F Warrant Certificate              (6)

    4.5    Form of Series G Warrant Certificate              (7)

    4.6    Form of Series H Warrant Certificate              (8)

   10.1    Articles of Merger of Mineral Recovery            (9)
           Systems, Inc. with and into Fine Gold
           Recovery Systems Inc. dated June 21, 1996, including Exhibit A thereto, Plan of Merger and Merger Agreement

   10.2    Merger Agreement among Fine Gold Recovery         (10)
           Systems Inc., Altair International Inc. and
           Trans Mar, Inc. dated February 8, 1996, as amended February 22, 1996 (the "TMI Merger
           Agreement")

   10.2.1  Exhibit 1.1(c) to the TMI Merger Agreement --     (11)
           Articles of Merger

   10.2.2  Exhibit 1.1(e)(1) to the TMI Merger Agreement     (12)
           -- Principal Escrow Agreement dated February
           29, 1996

   10.2.3  Exhibit 1.1(e)(2) to the TMI Merger Agreement     (13)
           -- Performance Escrow Agreement dated
           February 27, 1996

   10.2.4  Exhibit 1.1(h) to the TMI Merger Agreement --     (14)
           Warrant Certificate

   10.2.5  Schedule 1.1(e)(ii) to the TMI Merger             (15)
           Agreement -- Principal Escrow Release
           Schedule

   10.2.6  Schedule 1.1(e)(iii) to the TMI Merger            (16)
           Agreement -- Performance Escrow Release
           Schedule

   10.3    Employment Agreement between Altair               (17)
           International Inc. and William P. Long dated
           January 1, 1988

   10.4    Employment Agreement between Fine Gold            (18)
           Recovery Systems Inc. and C. Patrick Costin dated August 15, 1994

   10.5    Altair International Inc. Stock Option Plan       (19)
           adopted by shareholders May 10, 1996

EXHIBIT                                                  PREVIOUSLY   FILED
  NO.                 DESCRIPTION                           FILED    HEREWITH
-------               -----------                        ----------  --------
   10.6    Share Purchase Agreement between Altair           (20)
           International Inc. and Fine Gold Recovery
           Systems, Inc. dated April 21, 1994
   10.7    Escrow Agreement among Altair International       (21)
           Inc., Equity Transfer Services Inc., Thomas
           P. Campbell and C. Patrick Costin dated June
           1, 1994
   21      Subsidiaries of the Registrant                                X
   27      Financial Data Schedule                                       X

____________

(1) Previously filed as Exhibit 2.1 to the Form 10-SB filed by the Company on November 25, 1996 (the "11/25/96 10-SB")
(2)  Previously filed as Exhibit 2.2 to the 11/25/96 10-SB
(3)  Previously filed as Exhibit 3.1 to the 11/25/96 10-SB
(4)  Previously filed as Exhibit 3.2 to the 11/25/96 10-SB
(5)  Previously filed as Exhibit 3.3 to the 11/25/96 10-SB
(6)  Previously filed as Exhibit 3.4 to the 11/25/96 10-SB
(7)  Previously filed as Exhibit 3.5 to the 11/25/96 10-SB
(8)  Previously filed as Exhibit 3.6 to the 11/25/96 10-SB
(9)  Previously filed as Exhibit 6.1 to the 11/25/96 10-SB
(10) Previously filed as Exhibit 6.2 to the 11/25/96 10-SB
(11) Previously filed as Exhibit 6.2.1 to the 11/25/96 10-SB
(12) Previously filed as Exhibit 6.2.2 to the 11/25/96 10-SB
(13) Previously filed as Exhibit 6.2.3 to the 11/25/96 10-SB
(14) Previously filed as Exhibit 6.2.4 to the 11/25/96 10-SB
(15) Previously filed as Exhibit 6.2.5 to the 11/25/96 10-SB
(16) Previously filed as Exhibit 6.2.6 to the 11/25/96 10-SB
(17) Previously filed as Exhibit 6.3 to the 11/25/96 10-SB
(18) Previously filed as Exhibit 6.4 to the 11/25/96 10-SB
(19) Previously filed as Exhibit 6.5 to the 11/25/96 10-SB
(20) Previously filed as Exhibit 6.6 to the 11/25/96 10-SB
(21) Previously filed as Exhibit 6.7 to the 11/25/96 10-SB